GRAYBAR ELECTRIC COMPANY, INC.

FORWARD FOCUS

2023 ANNUAL REPORT



GraybaR

GRAYBAR ACHIEVES
RECORD RESULTS IN 2023



Graybar's performance in 2023 reached new heights with record net sales and record net income. The company achieved $11 billion in net sales for the first time in its history.

A LETTER TO OUR SHAREHOLDERS





After surpassing $10 billion in revenue for the first time in our company's history in 2022, I am pleased to report that Graybar achieved new milestones in 2023.

This past year, Graybar's net sales grew 4.8% to a record $11.0 billion. In addition, our net income increased 2.3% to a record $463.4 million. Raising the bar on our performance is critical, as we continue to transform our business in 2024 and beyond.

Graybar achieved positive results in 2023 through organic sales growth and acquisitions. We believe this balanced approach allows us to not only increase revenue, but also to diversify our capabilities, expand our reach and enhance the customer experience.

As a result of the company's performance in 2023, Graybar shareholders earned a 35% return on investment through cash dividends totaling $3.00 a share and a 1-for-5 stock dividend that was issued in February of this year. Eligible Graybar employees also received a 10% employer contribution to the Profit Sharing and Savings Plan.

Over the past five years, Graybar shareholders have earned an average return on investment of 30% through cash and stock dividends (page 3). During that time, Graybar has navigated a global pandemic, supply chain issues, inflation, labor shortages and a host of other business challenges. Through it all, Graybar has stayed true to its values and focused on its strategy, resulting in positive outcomes for our customers, employees and shareholders.

Our industry saw a slower rate of growth in 2023, which is expected to continue into 2024. Although we may face continued economic uncertainty, Graybar remains financially strong with the cash on hand to support our business operations and our investments in people, technology and service capabilities. We will also continue to pursue acquisitions of companies that complement our existing businesses. In 2023, Graybar made two significant moves, acquiring Valin Corporation and Shepherd Electric Supply.

Valin reinforces our position in industrial automation while Shepherd strengthens our presence in the Washington-Baltimore region. On March 1, 2024, Graybar acquired Blazer Electric Supply, which operates two locations in southern Colorado. We are excited to welcome these three companies and their employees to Graybar.

In 2023, Graybar embarked on a strategic business transformation project called Graybar Connect (page 5). Through this project, Graybar will seamlessly integrate best-in-class technologies into a single interface, including a new version of SAP. Graybar Connect will also allow us to automate routine tasks and provide faster access to data so employees can make timely, well-informed decisions. This will be a multi-year project, and I am excited about how it will position our company for many more years of success.

As we embrace transformation, we remain dedicated to our core values and focused on doing the right thing for our employees and those we serve. One person who has always been a true champion of our employee ownership culture is Dave Maxwell, Senior Vice President - Sales and a member of Graybar's Board of Directors since 2013. Dave recently announced his retirement from Graybar, effective June 1, 2024. Throughout his nearly four decades with the company, Dave has approached each day with a tireless work ethic and a positive outlook that embodies what Graybar is all about. I thank Dave for his many contributions and wish him all the best in retirement.

I also thank all our employees and retirees for their ongoing commitment to our company's success. I am very proud of all we accomplished in 2023, and I am confident the best is yet to come.

Kathleen M. Mazzarella

Kathleen M. Mazzarella
Chairman, President and CEO

TOTAL SHAREHOLDERS' RETURNS

Company Performance The following graph shows a five-year comparison of cumulative total returns for the Company, the Standard and Poor's 500 Composite Index, and the Dow Jones U.S. Electrical Components & Equipment Total Stock Market Index (index code DWCELQ).



	2018	2019	2020	2021	2022	2023
GRAYBAR	$100	$139	$174	$229	$276	$361
S&P 500	$100	$131	$156	$200	$164	$207
DOW JONES U.S. ELECTRICAL COMPONENTS	$100	$124	$150	$180	$146	$179

The comparison above assumes $100.00 invested on December 31, 2017, and reinvestment of dividends.

The market value of the Company's stock, in the absence of a public market, assumes continuation of the Company's practice of repurchasing offered securities at $20.00 per share.

REACHING NEW HEIGHTS

As a result of Graybar's performance in 2023, shareholders earned a 35% return on investment through cash dividends totaling $3.00 a share and a 1-for-5 stock dividend that was issued in February of 2024.



Net Sales
(in billions)



Working Capital
(in millions)



Pre-Tax & Net Income (in millions)
■ Income Before Taxes ■ Net Income



Cash & Stock Dividends (per share)
■ Cash ■ Stock

FOCUS ON PERFORMANCE

The core of Graybar's strategy is to achieve profitable growth that can be sustained for the long-term health of the business. Our approach is comprised of organic sales growth of Graybar's core business, complemented by acquisitions that bring added capabilities, geographic coverage and enhanced diversification.

In 2023, Graybar's net sales grew 4.8% to a record $11.0 billion. This marked the first time in Graybar's history the company achieved $11 billion in sales. Graybar's success has been defined by consistent execution of the company's strategic plan and adapting our service offering to meet customers' needs.

Graybar serves a wide range of customers across several vertical markets, including construction, commercial, institutional and government (CIG), and industrial and utility. In 2023, customers in all of these verticals navigated labor shortages, economic uncertainty, higher interest rates and tighter credit conditions. As the year progressed, inflationary pressure subsided, and supply chain conditions normalized across most product categories.

Graybar's record performance and strong financial condition in recent years have enabled the company to make strategic investments in its future. To that end, Graybar acquired two companies in 2023 – Valin Corporation and Shepherd Electric Supply.

Headquartered in San Jose, California, Valin is a leading distributor of automation, filtration, fluid handling, heating and process control products and systems. Like several previous acquisitions, Valin enhances Graybar's industrial automation business and provides a foundation for growth into new markets.

Founded in 1892, Shepherd is an electrical distributor serving commercial, industrial and government customers. It operates five locations across Maryland, Virginia and the District of Columbia. Shepherd strengthens Graybar's presence in the Washington-Baltimore metropolitan area.

In addition, Graybar acquired Blazer Electric Supply in March of 2024. Since 2020, Graybar has acquired 11 companies. Each of these companies is a successful business with a positive reputation and an employee culture that aligns well with Graybar's culture. We strive to build on each company's strengths so they continue to achieve success. We can also leverage our investments in technology and process improvement to help our subsidiaries boost efficiency and productivity.

Looking to the future, we will continue to acquire companies that share our values, complement our businesses and provide a competitive advantage in the marketplace. A balanced approach to sales growth will optimize Graybar's overall performance and generate long-term value for our employees and shareholders.







TRANSFORMING FOR TOMORROW

Last year marked the start of a new chapter in our history, as the company launched a multi-year, strategic business transformation project called Graybar Connect. When complete, Graybar Connect will introduce powerful new technology along with embedded AI analytics, streamlined business processes and more efficient ways of working.

As an expression of our employee ownership culture, Graybar Connect will be built by employees, for employees, to sustain Graybar's success for years to come. We believe Graybar Connect will support the company's growth, enhance our performance and help us reimagine the supply chain of tomorrow.

Graybar Connect focuses on three main components:

1. **Technology:** Graybar Connect will elevate the company's technology platform and transform our digital capabilities.

2. **Data and Reporting:** Graybar Connect will allow the company to leverage the power of data for better decision-making and for generating new revenue streams.

3. **People and Process:** To accelerate growth and remain competitive, Graybar Connect will help reimagine how work gets done. This includes finding ways to improve our efficiency, so we have more time to focus on doing the things that matter most to customers.



FOCUS ON GROWTH

At Graybar, we know that distribution is more than delivering products. It's about listening to our customers' challenges and working with the best manufacturers in the industry to provide solutions that make a difference for our customers.

A substantial portion of Graybar's business is with contractors, who are always striving to increase efficiency and reduce jobsite costs. Driven by persistent shortages of skilled labor, contractors must find ways to do more with less. As a result, the construction industry is ripe for digital transformation. In addition to providing innovative supply chain solutions, Graybar is expanding its focus on construction technology so we can add even more value for contractors.

In an increasingly digital world, customers are ramping up investments in data centers and smart building technologies. Graybar continues to expand its product offering in security, wireless, IoT, and 5G applications, enabling us to serve as a trusted resource for connected building solutions. Graybar's broadband capabilities provide communities with the infrastructure they need for high-speed connectivity. And as more data moves to the cloud, data centers are critical to delivering speed, performance and reliability. With years of experience and the latest solutions, Graybar is well-positioned to support the rapid expansion of digital technologies that can transform the way people live and work.

Graybar also has a long track record of helping organizations reduce their carbon footprint, lower their energy costs and achieve their sustainability goals. Graybar's proven portfolio in lighting and energy management solutions helps reduce energy consumption. We also offer services that minimize waste and streamline processes. As demand for renewable and clean energy solutions grows, Graybar's dedicated team and comprehensive product offering can support a wide range of commercial and industrial applications.

Industrial automation remains a strategic priority for Graybar. In addition to investing in organic growth, Graybar has expanded this business through several acquisitions in recent years. Companies such as Advantage Industrial Automation, Shingle & Gibb Automation, Walker Industrial Products and Valin Corporation have all strengthened Graybar's capabilities to support the industrial market. Our focus on industrial will continue to sharpen in 2024 as we strive to help our customers maximize productivity, enhance safety and improve energy efficiency.

To meet the needs of our diverse customer base, we have specialized resources and service platforms that leverage the strength of our entire organization and provide the flexibility to adapt to customers' preferences. We also have a Strategic Accounts organization that serves the complex needs of some of our largest customers, giving Graybar the ability to support customers as their businesses expand.

Achieving growth requires a solid plan with consistent execution. Each year, Graybar develops a comprehensive marketing plan comprised of integrated campaigns, lead generation activities, and sales enablement resources that will help us reach the right customers with the right messages at the right time. We also have customer stratification and development tools along with predictive analytics that help us gain better insights into customer preferences. These tools are integrated into our Salesforce environment, which allows our sales and marketing teams to track customer engagement and maximize potential opportunities.







FOCUS ON SERVICE INNOVATION

We take pride in powering a smarter supply chain that adapts to market conditions and works to our customers' advantage. Our customers know they can count on Graybar's extensive service capabilities and powerful technology platform to help them achieve more.

With more than 345 locations and 9,500 employees across North America, Graybar's ability to serve customers locally, regionally and nationally is supported by our growing distribution network. This network includes national zone warehouses that provide access to slower-moving items, regional service centers that assist customers within a broader territory, and local distribution centers that provide same-day access to the products customers need.

In 2023, we enhanced our physical footprint to better serve customers. We opened a new Phoenix Service Center with more than 211,000 sq. ft. of space to support customers in that region. We also opened a new service center in Cincinnati, which features more than 215,000 sq. ft. of space. In addition, we relocated to larger facilities in Austin, Texas; Boise, Idaho; Nashville, Tennessee; and Columbus, Ohio. Graybar's investment in these markets strengthens our presence and enhances our service offering for future growth.

As a wholesale distributor, Graybar's operational performance is a critical foundation for success. That is why we track a wide range of operational and service metrics focused on accuracy, productivity, safety and our ability to exceed customer expectations. We also use advanced technology to enhance our customer service, improve business performance, automate routine tasks and remove friction from the supply chain.

In 2023, we began deployment of a cloud-based warehouse management system that will improve the efficiency of our distribution centers. We plan to expand this system across our zone warehouses and service centers in 2024. We are currently piloting drone-based inventory management tools in select warehouses to save employees time and enhance accuracy. And we continue to use process automation technologies across a range of applications, including tax certificates and managing tax corrections, order entry, invoice workflows and more.

At the end of 2023, we launched a new mobile app for customers, allowing them to quickly order the products they need while enabling them to manage their account when and how they prefer. We also enhanced our e-commerce capabilities on Graybar.com. We will continue to look for ways to provide our customers with the self-service and digital tools they need to make them even more efficient.

In today's connected world, securing our technology systems and data is a top priority. Our employees complete extensive cybersecurity training each year, so they understand how to protect company and customer information. We have also made enhancements to our systems that help keep our network safe and operating at peak performance.

Graybar continues to build on its longstanding culture of innovation and continuous improvement. The team at Graybar's Innovation Lab (iLab) at the University of Illinois Urbana-Champaign facilitates the innovation process at Graybar, which is comprised of ongoing collaboration through the IdeaScale innovation platform, internal competitions, and exploring new ideas to drive growth and elevate the customer experience.

In addition to the iLab, several groups are actively involved in the innovation process. The company has Quality and Service Solutions Leaders who review incremental innovation ideas from their respective areas. The company also has a cross-functional innovation council comprised of senior leaders who prioritize key projects and allocate resources accordingly.

At Graybar, we constantly strive to use technology in innovative ways to help our people and our customers achieve more.



FOCUS ON PEOPLE

For the past 95 years, Graybar has built a reputation as one of the leading employee-owned companies in North America. When Graybar performs well, employees share in the company's success. Graybar's positive work environment and employee ownership culture are just a few of the reasons why the company is continually recognized as a top place to work.

Last year, Graybar was named to Newsweek's list of the 100 Most Loved Workplaces in America for the second consecutive year. We were also named a Top Workplaces USA award winner for a third consecutive year, and recently received that award for 2024. Graybar was named to Selling Power's 50 Best Companies to Sell For list for the 18th year in 2023, and we were recently named to Fortune's World's Most Admired Companies list for the 22nd year. Finally, we received Top Workplaces Culture Excellence Awards in five categories, including Employee Appreciation and Employee Well-Being along with numerous Top Workplaces awards in local markets.

Graybar values employee engagement and asks for employee feedback about the business through a quarterly Continuous Feedback Survey. This generative AI-enabled tool provides insight on key drivers of engagement and provides comparisons with external benchmarks.

Another vital aspect of Graybar's culture is employee development. From their first days with the company, employees have access to extensive training programs, in addition to role-specific education that can equip them for ongoing success.

In 2023, Graybar hosted two National Training Conferences, including our 50th conference in the spring. These conferences began in 1994 to help employees develop effective sales skills and connect them with the best suppliers in the industry. Over the years, the conference has evolved to include a broad range of topics essential to achieving growth and driving sales.

The company also invests in a sales training program called Accelerated Sales Development (ASD). Graybar's ASD program earned a 2023 Excellence in Practice Award from the Association for Talent Development for its innovative approach to onboarding and training newer sales representatives and the managers who support them. We also have a robust



summer internship program. Last year, Graybar's internship program was recognized by Vault as the top in its industry and one of the 100 best in the United States, underscoring the importance Graybar places on finding the next generation of employees. Many of our summer interns join the company on a full-time basis after graduation as Leadership Trainees.

Graybar's Women Influencing Graybar's Success (WINGS) organization provides opportunities for networking, professional development, and community involvement. In addition to two events at the National Training Conference, WINGS chapters across the company planned local events to bring employees together for growth and learning.

And since 1936, we have shared the achievements of our company and employees in the Outlook magazine, the oldest continually published employee magazine in the United States. The Outlook connects our growing company and helps preserve our history for generations to come. We also recently launched a new platform internally that will serve as a hub for company news, enhancing communication at local and regional levels.









NEWSWEEK'S 100 MOST LOVED WORKPLACES IN AMERICA
2ND YEAR IN A ROW

TOP WORKPLACES USA AWARD WINNER
3RD YEAR IN A ROW

SELLING POWER'S 50 BEST COMPANIES TO SELL FOR
18TH YEAR

FORTUNE'S WORLD'S MOST ADMIRED COMPANIES
22ND YEAR

TOP WORKPLACES CULTURE EXCELLENCE AWARDS:
COMPENSATION & BENEFITS
WORK-LIFE FLEXIBILITY
LEADERSHIP
EMPLOYEE WELL-BEING
EMPLOYEE APPRECIATION

FOCUS ON GIVING BACK

Graybar takes great pride in leading the industry with integrity and a passion for making a difference. By aligning our corporate social responsibility efforts with our core values, we can create a better future for our communities, our industry and each other.

Graybar's employees have a long history of giving back. Through our Community Time Off program, employees may take a paid day to volunteer with a nonprofit organization. The company also continued its Matching Gifts Program in 2023 to support worthy causes that matter to our employees.

In addition to helping our communities, Graybar employees also help one another in times of need. Employees support each other through donations to the Graybar Family Foundation, which celebrated its 22nd anniversary in 2023. The Graybar Family Foundation (GFF) assists active Graybar employees who have experienced an unexpected financial hardship. Leading up to the fall National Training Conference, Graybar districts had a friendly competition to raise money for GFF. In the end, employees raised $145,000 for GFF through various events and fundraisers. This generous support enables GFF to be a source of hope when employees are going through a challenging situation.

As a leader in wholesale distribution, we look to strengthen our relationships with those across the industry. This includes organizations such as the National Association of Wholesaler-Distributors (NAW), the National Electrical Manufacturers Representatives Association (NEMRA) and the National Electrical Manufacturers Association (NEMA). Graybar is also a Premier Partner with the National Electrical Contractors Association (NECA), and an Original Platinum Partner with the Independent Electrical Contractors Association (IEC).

Graybar has long supported skilled trades education by donating time, materials and expertise on both national and local levels. We take an active role in ELECTRI International, which is a foundation established by NECA to conduct research for the construction industry. We regularly donate tools and create course content for the electrical training ALLIANCE, a joint apprenticeship and training program between NECA and the International Brotherhood of Electrical Workers (IBEW).

Five years ago, we launched the Graybar Construction Trades Scholarship to further our commitment to the skilled trades. This program provides $1,000 scholarships to students who are pursuing careers in the skilled trades. In addition, Graybar recently donated $100,000 to JA Trades, which is a new program through Junior Achievement of Greater St. Louis that will educate middle and high school students about career pathways in the skilled trades. The program features a 9,000-square-foot exhibit that will travel across Missouri, Illinois and parts of Indiana.

These programs underscore the Graybar's commitment to workforce development and building a brighter future for those we serve.









BOARD OF DIRECTORS

AS OF APRIL 1, 2024



KATHLEEN M. MAZZARELLA
Chairman, President and
Chief Executive Officer



DAVID A. BENDER
Regional Vice President



DENNIS E. DESOUSA
Senior Vice President and
General Manager



MATTHEW W. GEEKIE
Senior Vice President –
Secretary and General Counsel



RICHARD H. HARVEY
District Vice President,
New York District



WILLIAM P. MANSFIELD
Senior Vice President – Strategy
and Business Development



DAVID G. MAXWELL
Senior Vice President –
Sales



DAVID M. MEYER
Senior Vice President and
Chief Financial Officer



BEVERLY L. PROPST
Senior Vice President –
Human Resources



ANNUAL REPORT ON FORM 10-K

for the fiscal year ended December 31, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 000-00255

GRAYBAR ELECTRIC COMPANY, INC.
(Exact name of registrant as specified in its charter)

New York	**13-0794380**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
34 North Meramec Avenue, St. Louis, Missouri	**63105**
(Address of principal executive offices)	*(Zip Code)*

(314) 573 - 9200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act: **Common Stock - Par Value $1.00 Per Share with a Stated Value of $20.00**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐   NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

YES ☐   NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒   NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   YES ☐   NO ☒

The aggregate stated value of the Common Stock beneficially owned with respect to rights of disposition by persons who are not affiliates (as defined in Rule 405 under the Securities Act of 1933) of the registrant on June 30, 2023, was $529,407,900. Pursuant to a Voting Trust Agreement, dated as of March 3, 2017, approximately 82.8% of the outstanding shares of Common Stock was held of record by four Trustees who were each directors or officers of the registrant and who collectively exercised the voting rights with respect to such shares at such date. The registrant is 100% owned by its active and retired employees, and there is no public trading market for the registrant's Common Stock. See Item 5 of this Annual Report on Form 10-K.

The number of shares of Common Stock outstanding at March 1, 2024 was 32,422,931.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the documents listed below have been incorporated by reference into the indicated Part of this Annual Report on Form 10-K:
Information Statement relating to the 2024 Annual Meeting of Shareholders – Part III, Items 10-14

Graybar Electric Company, Inc. and Subsidiaries
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2023

Table of Contents

PART I

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with the accompanying audited consolidated financial statements of Graybar Electric Company, Inc. and its subsidiaries (collectively referred to as "Graybar" or the "Company" and sometimes referred to as "we", "our", or "us"), the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations as of and for the year ended December 31, 2023, included in this Annual Report on Form 10-K. The results shown herein are not necessarily indicative of the results to be expected in any future periods.

Certain statements, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believes", "projects", "expects", "anticipates", "estimates", "intends", "strategy", "plan", "may", "will", "would", "will be", "will continue", "will likely result", and other similar expressions. We intend such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the PSLRA. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse impact on our operations and future prospects on a consolidated basis include, but are not limited to: general economic conditions, particularly in the commercial, industrial building, and residential construction industries; a sustained interruption in the operation of our information systems; cyber-attacks; volatility in the prices of industrial commodities; disruptions in our sources of supply; increased funding requirements and expenses related to our pension plan; the inability, or limitations on our ability to borrow under our existing credit facilities or any replacements thereof; adverse legal proceedings or other claims; compliance with changing governmental regulations; a pandemic, epidemic, or other public health emergency; and the inability, or limitations on our ability, to raise debt or equity capital. These risks and uncertainties should also be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, unless otherwise required by applicable securities law. Further information concerning our business, including additional factors that could materially impact our financial results, is included herein and in our other filings with the United States Securities and Exchange Commission (the "SEC" or "Commission"). Actual results and the timing of events could differ materially from the forward-looking statements as a result of certain factors, a number of which are outlined in Item 1A., "Risk Factors", of this Annual Report on Form 10-K.

All dollar amounts in this Annual Report on Form 10-K are stated in millions except for share and per share data.

Item 1. Business

The Company

Graybar is a leading North American distributor of electrical and communications and data networking products and is a provider of related supply chain management and logistics services. We primarily serve customers in the construction, commercial, institutional and government ("CIG"), and industrial & utility vertical markets ("vertical" or "verticals"), with products and services that support new construction, infrastructure updates, building renovation, facility maintenance, repair and operations ("MRO"), and original equipment manufacturers ("OEM").

Through a network of over 345 locations across the United States and Canada, we serve approximately 150,000 customers. Our business is primarily based in the United States ("U.S."). We also have subsidiary operations with distribution facilities in Canada and Puerto Rico.

We distribute approximately two million products purchased from over 5,000 manufacturers and suppliers. In our primary role as third-party wholesale distributor, we neither manufacture nor contract to manufacture the products that we sell; however, one of our subsidiaries may contract to manufacture some of its private label lighting fixtures.

We generally finance our inventory through the collection of trade receivables and trade accounts payable terms with our suppliers. We use short-term borrowing facilities to finance inventory purchases and other operating expenses when necessary, and we have not historically used long-term borrowings for this purpose.

In addition to our extensive product offering, we provide a wide range of supply chain management services that when combined with our network of locations are designed to deliver convenience, cost savings and improved efficiency for our customers.

We were incorporated in 1925 under the laws of the State of New York. Our active and retired employees own 100% of our common stock. There is no public trading market for our common stock.

Our internet address is www.graybar.com. Information on our website does not constitute a part of this Annual Report on Form 10-K.

Competition

Our industry is comprised of thousands of local and regional distributors, along with several large national and global distributors. Graybar is among the largest distributors of electrical and communications and data networking products to the construction, CIG, and industrial & utility verticals in North America. Our industry is highly competitive, and we estimate that the top five distributors account for approximately 45% of the total U.S. market. Some of our largest competitors have greater global geographic scope, which may provide them an advantage, particularly with certain multi-national customers.

Our industry is influenced by economic and regulatory factors that impact rates of new construction, as well as customers' or end users' decisions to invest in renovation and expansion of facilities and infrastructure. The industry is also affected by changes in technology, both in the products that are typically sold through distribution and in the ways customers choose to transact business with distributors. Driven by customers' omnichannel buying preferences and their desire to increase efficiency and productivity, digitalization is becoming increasingly important to both manufacturers and distributors in our industry.

Our pricing reflects the value associated with the products and services that we provide. We consider our prices to be generally competitive. We believe that, while price is an important customer consideration, the services we provide distinguish us from many of our competitors, whether they are distributors or manufacturers selling directly to our customer base. We view our ability to quickly supply our customers with a broad range of products through conveniently located distribution facilities as a competitive advantage that customers value.

Markets Served

Graybar serves a wide range of customers within certain primary verticals. The largest of these verticals is construction, which accounted for more than half of our sales in 2023. Customers within this vertical include various types of contractors and installers that perform new construction and renovation of commercial and industrial facilities and utility infrastructure.

The other verticals we serve are CIG and industrial & utility. The CIG vertical includes a broad range of commercial office, warehouse, and retail facilities, federal, state, and local governmental agencies, and the education and health care sectors. The industrial & utility vertical includes customers and products for MRO, OEM, broadband utility and electrical transmission and distribution infrastructure.

Products and Suppliers

We distribute approximately two million products purchased from over 5,000 manufacturers and suppliers. More than 100,000 of these products are stocked in our warehouses, allowing us in most cases to provide customers with convenient, local access to the items they need every day. When the specialized nature or size of a particular shipment warrants, we arrange to ship products directly from our suppliers; otherwise, orders are filled from our own on-hand inventory. On a dollar volume basis, we filled approximately 60% of customer orders from this on-hand inventory in 2023, compared to 65% in 2022.

Approximately 50% of the products we sold during 2023 were purchased from our top 25 suppliers. However, we generally have the ability to purchase from more than one supplier for any product type, which allows us to offer alternative sources of comparable products for nearly all products. The products we distribute can be generally identified as follows:

- Building and Industrial Wire and Cable
- Distribution Equipment
- Lighting Fixtures
- Communication Wire and Cable
- Automation and Controls
- Telecommunications Materials
- Conduit and Tray
- Data Connectivity

- Data Cables and Data Cords
- Fittings
- Wiring Devices
- Fasteners
- Enclosures
- Miscellaneous MRO Products
- Electronic Equipment
- LED, Incandescent and Fluorescent Lamps

These products may be sold into any of the verticals we target, depending on a customer's or end user's needs. Our salesforce is empowered to sell any of these products or related services to any customer, in some cases with the support of specialists who are trained in specific industries and/or new technologies.

Maintaining strong relationships with our suppliers is important to our business, and we enjoy longstanding relationships with several of our suppliers (or their predecessors). However, most of our supplier agreements are nonexclusive national or regional distributorships, terminable upon 30 to 90 days' notice by either party.

Sales and Distribution

We sell products and services manufactured or provided by others primarily through a network of sales offices and distribution facilities located throughout the U.S. We operate multiple distribution facilities in each geographic district, each of which carries an inventory of products and operates as a wholesale distributor for the territory in which it is located. Some geographic districts have sales offices that do not carry inventory. In addition, we have twenty-one regional distribution centers containing inventories of both standard and specialized products. The regional distribution centers replenish inventories carried at our other U.S. distribution facilities and make shipments directly to customers. We also have subsidiary operations with distribution facilities located in the U.S. and Canada and a single distribution facility in Puerto Rico.

Human Capital

Employees

As of December 31, 2023, Graybar had approximately 9,500 employees across the U.S., Canada, and Puerto Rico. Approximately 5,100 employees were employed in sales and service positions, 2,600 in supply chain positions, and the remainder in operations and other business functions. Approximately 2% of our employees are covered by collective bargaining agreements.

Culture and Values

Graybar's culture is defined by the core values of integrity, a long-term view, employee ownership, and customer focus. With these values as the foundation, Graybar strives to achieve profitable long-term growth, deliver an exceptional customer experience, and create a positive work environment that brings out the best in our employees.

Inclusion, Diversity, Equity, and Belonging

Consistent with Graybar's core values, we welcome people from all backgrounds, cultures, and experiences into our company. We want each of our employees to know that they matter and to feel a sense of belonging, ownership, and inclusion at Graybar. We believe that everyone should be treated with dignity and respect, and we work to build a collaborative environment where our employees can grow, learn, and make a difference, both as individuals and as part of the team.

We hold regular reviews of employee pay with a focus on equity and conduct quarterly employee surveys asking for feedback on the Company. Our women's networking program is open to everyone and is designed to foster deeper connections and encourage professional development. We also encourage our employees to give back to their communities by providing community time off and matching employee donations to select charities. Additional information can be found in our Corporate Social Responsibility Report at https://gbe.me/3Td1adp. Information on our website does not constitute a part of this Annual Report on Form 10-K.

Safety

The safety of our employees is a top priority, and our locations follow consistent safety protocols to prevent injuries and accidents. Our safety program includes ongoing training, hazard communications, and supplying personal protective equipment to employees. We also use technology in our fleet of vehicles to improve safety on the road.

Compensation and Benefits

Graybar's comprehensive compensation and benefits programs are designed to attract, retain, and reward employees. We offer multiple benefit plan options for medical, prescription, and dental insurance. We also provide short and long-term disability benefits at no cost. The Company offers other benefits such as life insurance, well-being programs and resources, paid vacation and holidays, profit sharing and 401(k) plans, and employee discounts.

Talent Acquisition, Learning, and Development

Graybar has a long track record of hiring talented employees, investing in employee development, and providing opportunities for employees to advance within the company. All employees are assigned core training requirements based on their role and have access to a large library of online courses from which they can expand their knowledge. In addition to online learning, we host training conferences for employees and offer development programs for interns, early-career employees, sales employees, managers, and leaders. We also offer tuition reimbursement and student loan repayment programs.

Item 1A. Risk Factors

Our liquidity, financial condition, and results of operations are subject to various risks, including, but not limited to, those discussed below. The risks outlined below are those that we believe are currently the most significant, although additional risks not presently known to us or that we currently deem less significant may also impact our liquidity, financial condition, and results of operations.

Our sales fluctuate with general economic conditions, particularly in the commercial, industrial, and residential building construction industries. Our operating locations are widely distributed geographically across the U.S. and, to a lesser extent, Canada. Customers for our products and services are similarly diverse – we have approximately 150,000 customers, and our largest customer accounts for approximately 1% of our total sales. While our geographic and customer concentrations are relatively low, our results of operations are nonetheless dependent on favorable conditions in both the general economy and the construction industry. In addition, conditions in the construction industry are greatly influenced by the availability of project financing and the cost of borrowing.

Our daily activities are highly dependent on the uninterrupted operation of information systems. We are a recognized industry leader for our use of information technology in all areas of our business – sales, customer service, inventory management, finance, accounting, and human resources. We maintain redundant information systems as part of our disaster recovery program and, if necessary, are able to operate in many respects using a paper-based system to help mitigate a complete interruption in our information processing capabilities. We also rely on the information systems of third parties to achieve some of our business objectives. Nonetheless, our information systems and those of third parties, including cloud service providers, remain vulnerable to natural disasters, wide-area telecommunications or power utility outages, terrorist or cyber-attacks, or other major disruptions. A sustained interruption in the functioning of information systems, however unlikely, could lower income from operations by negatively impacting net sales, expenses, or both.

Our business and our reputation could be adversely affected by cyber-attacks against our information systems, breaches of sensitive data or changes in regulations relating to obligations to protect systems, assets, and data from the threat of cyber-attacks. Cyber-attacks designed to gain access to sensitive information and/or compromise mission-critical systems of large organizations are constantly evolving. High profile cyber-security incidents leading to unauthorized release of confidential information or ransoming of information systems have occurred at a number of major U.S. companies, despite widespread recognition of the cyber-attack threat and generally improved cyber-security protections. While we have invested in the protection of our information technology and maintain what we believe are adequate security procedures and controls over information systems and financial and other sensitive data, the risks to our information systems and data are evolving rapidly. These risks are also applicable where we rely on outside vendors to provide services, which typically operate in a cloud environment. We are dependent on these third-party vendors to operate secure and reliable systems. A breach in our systems or those of our third party providers that results in system compromise or the unauthorized release of sensitive data, including without limitation, personally identifiable information, could have a material adverse effect on our reputation and lead to financial losses from remedial actions, loss of business, or potential liability. A cyber-security incident resulting in the unauthorized release of sensitive data or compromise of our information systems or those of third parties could also materially increase the costs we already incur to protect against such risks. While we also seek to obtain assurances that third parties we interact with will protect sensitive information, there is a risk that such data may be compromised. In addition, as the regulatory environment relating to a company's obligation to protect information systems and sensitive data becomes more strict, a material failure on our part to comply with applicable regulations could subject us to fines, regulatory sanctions and lawsuits.

Our results of operations are impacted by changes in industrial commodity and other prices. Many of the products we sell are subject to wide and frequent price fluctuations. For example, some of the products we sell are composed primarily of copper, steel, or petroleum-based resins, including poly-vinyl chlorides ("PVC"), or other industrial commodities that have been subject to price volatility during the past several years. Examples of such products include wire and cable, conduit, enclosures, and fittings. Our gross margin rate on these products is relatively constant over time, though not necessarily in the short term. Therefore, if the cost of these products to us declined, pricing to our customers may decrease. Alternatively, if the cost of these products to us increased, demand from our customers may decrease. This impacts our results of operations by lowering both overall sales and gross margin.

We purchase all of the products we sell to our customers from other parties. As a wholesale distributor, our business and financial results are dependent on our ability to purchase products from manufacturers not controlled by us that we, in turn, sell to our customers. Approximately 50% of our purchases are made from only 25 manufacturers. A sustained disruption in our ability to source products from one or more of the largest of these vendors might have a material impact on our ability to fulfill customer orders, resulting in lost net sales and, in rare cases, damages for late or non-delivery.

We may experience losses or be subject to increased funding and expenses related to our pension plan. A decline in the market value of plan assets or a change in the interest rates used to measure the required minimum funding levels and the pension obligation may increase the funding requirements of our defined benefit pension plan, the pension obligation itself, and pension expenses. Government regulations may accelerate the timing and amounts required to fund the plan. Demographic changes in our workforce, including longer life expectancies, increased numbers of retirements, and age at retirement may also cause funding requirements, pension expenses, and the pension obligation to be higher than expected. Any or all of these factors could have a negative impact on our liquidity, financial position, and/or our results of operations.

Our borrowing agreements contain financial covenants and certain other restrictions on our activities and those of our subsidiaries. Our amended revolving credit facility and private placement shelf agreements impose contractual limits on, among other things, indebtedness, liens, changes in the nature of business, investments, mergers and acquisitions, the issuance of equity securities, the disposition of assets and the dissolution of certain subsidiaries, transactions with affiliates, as well as securitizations, factoring transactions, and transactions with sanctioned parties or parties in violation of certain U.S. or Canadian anti-corruption and anti-money laundering laws. In addition, we are required to maintain acceptable financial ratios relating to debt leverage and interest coverage. Our failure to comply with these obligations may cause an event of default and may trigger an acceleration of the debt owed to our creditors or limit our ability to obtain additional credit under these facilities. While we expect to remain in compliance with the terms of our amended revolving credit facility and private placement shelf agreements, our failure to do so could have a negative impact on our ability to borrow funds and maintain acceptable levels of cash flow from financing activities.

We are subject to legal proceedings and other claims arising out of the conduct of our business. These proceedings and claims relate to public and private sector transactions, product liability, contract performance, and employment matters. On the basis of information currently available to us, we do not believe that existing proceedings and claims will have a material impact on our financial position or results of operations. However, litigation is unpredictable, and we could incur judgments or enter into settlements for current or future claims that could adversely affect our financial position or our results of operations in a particular period.

More specifically with respect to asbestos litigation, as of December 31, 2023, 3,510 individual cases and 61 multiple-plaintiff cases are pending that allege actual or potential asbestos-related injuries resulting from the use of or exposure to products allegedly sold by us. Additional claims will likely be filed against us in the future. Our insurance carriers have historically borne virtually all costs and liability with respect to this litigation and are continuing to do so. Accordingly, our future liability with respect to pending and unasserted claims is dependent on the continued solvency of our insurance carriers. Other factors that could impact this liability are: the number of future claims filed against us; the defense and settlement costs associated with these claims; changes in the litigation environment, including changes in federal or state law governing the compensation of asbestos claimants; adverse jury verdicts in excess of historic settlement amounts; and bankruptcies of other asbestos defendants. Moreover, any predictions with respect to these variables are subject to even greater uncertainty as the projection period lengthens. In light of these uncertainties, we believe that our asbestos reserves represent the best estimate within a range of possible outcomes, over an extended period of time, less than or equal to recorded corresponding anticipated recoverable insurance proceeds. As part of the process to develop these off-setting estimates of future asbestos costs and insurance proceeds, a range of long-term cost and recovery models of future asbestos costs was developed. These models are based on national studies that predict the number of people likely to develop asbestos related diseases and are influenced by assumptions regarding long-term inflation rates for indemnity payments and defense costs, as well as other variables previously mentioned. Because any of these factors may change, our future exposure is unpredictable, and it is possible that we may incur costs that would have a material adverse impact on our liquidity, financial position, or results of operations in future periods.

Compliance with changing government regulations may result in increased costs and risks to the company. Our public company and multi-national customers are increasingly subject to governmental regulation globally. Existing and future laws and regulations may impede our growth. These regulations and laws may cover, among other things, public health, taxation, privacy, data protection, pricing, content, copyrights, distribution, energy consumption, environmental regulation, electronic contracts, communications and marketing, consumer protection, the design and operation of websites, and the characteristics and quality of products and services. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business. If we are not able to obtain for certain customers the information that they require in part as a result of these regulations, they may limit their business with us. These regulatory and customer-driven requirements may increase our operating costs, and, due to competitive pressures, we may not be able to increase our prices sufficiently to avoid a reduction in our income from operations.

A pandemic, epidemic or other public health emergency could have a material adverse effect on our business, results of operations, financial condition and cash flows. The impacts relating to the potential effect of a pandemic, epidemic, or other public health emergency similar to the COVID-19 pandemic on our business and the costs that we may incur as a result cannot be reasonably estimated but could be material. These events can put pressure on our supply chain due to several factors, including, but not limited to, global logistics and raw material and labor availability. Depending on the scope and duration of supply chain disruptions, we may experience further increases in product and related costs which we may not be able to pass on to our customers. This could result in a reduction in gross margin dollars and loss of net sales due to product unavailability or delay. In addition, if our customers are directly impacted by business curtailments or weak market conditions, this may result in lower net sales and higher than expected bad debt losses, which could impact our results of operations and our cash flows from operating activities. In the event that our operating performance or that of our suppliers were to decline, our vendor allowances could also be reduced, which could negatively impact our results of operations.

The value to our shareholders of our common stock depends on the regular payment of dividends, which are paid at the discretion of our Board of Directors. The purchase price for our common stock under our purchase option is the same as the issue price. Accordingly, as long as we exercise our option to purchase, appreciation in the value of an investment in our common stock is dependent primarily on our ability and our Board of Directors' willingness to declare dividends. Although cash dividends have been paid on the common stock each year since 1929, as with any corporation's common stock, payment of dividends is subject to the discretion of our Board of Directors.

There is no public trading market for our common stock. Our common stock is 100% owned by active and retired employees. Common stock may not be sold by the holder thereof, except after first offering it to us. We have always exercised this purchase option in the past and expect to continue to do so. As a result, no public trading market for our common stock exists, nor is one expected to develop. This lack of a public trading market for our common stock may limit our ability to raise large amounts of equity capital, which could constrain our long-term business growth.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

<u>Risk Management and Strategy</u>

We have implemented a cybersecurity program to assess, identify, and manage risks from cybersecurity threats. Our efforts are designed to maintain the confidentiality, integrity, and availability of our information and operational technology systems and the data stored on those systems.

The program includes:
- periodic risk assessments to identify and assess cybersecurity risks and vulnerabilities in our information technology systems;
- security event monitoring, management, and incident response;
- third party engagements to perform periodic penetration testing and reviews of program maturity based on industry standard frameworks;
- reviews by our internal audit team of the effectiveness of information technology-related internal controls;

- cybersecurity risk assessments of our third-party vendors; and
- employee training, including regular phishing simulations.

Cybersecurity threats on our information systems are included as a topic considered by our risk committee working group. This group identifies, assesses and makes related recommendations for managing a number of risks, including cybersecurity threats. Management has also formed an enterprise risk management committee which is charged with addressing the full spectrum of its risks and managing the potential individual as well as combined impact of those risks as an interrelated risk portfolio. Moreover, this group engages subject matter experts from various departments within the Company to engage in a bi-annual exercise designed to identify potential worse case scenarios, the estimated likelihood of each, and the potential financial impact of each risk, as well as to prioritize such risks, including the risk of a cybersecurity threat.

We also have a standing risk committee. The purpose of the risk committee is to oversee a sustainable dynamic process that enables enterprise-wide cross-functional analysis and assessment of risks that may threaten the Company or provide opportunities to leverage resources to create growth opportunities. Under its charter, the committee is to be comprised of at least three members of the Board, selected by the President. The committee has established a working group that is comprised of representatives from the following functional areas of the Company: treasury, human resources, legal, supply chain management, sales, and marketing. Currently, the Senior Vice President, Secretary and General Counsel, a member of the risk committee, apprises the Board quarterly of the working group and this Committee's activities.

As a result of these and other initiatives, we believe we have appropriate processes in place, including in many cases, related contractual provisions, as well as appropriate physical and administrative controls, that are designed to allow oversight and identification of cybersecurity threats related to our use of third-party service providers.

Governance

The Audit Committee charter provides that it shall review, at least annually, the Company's cybersecurity program and shall receive frequent updates on cybersecurity and the development of Company's cyber strategy and the Company's corresponding information technology emergency response plan. Our director, information security, reports at least quarterly to the Audit Committee during its regularly scheduled meetings, and engages in weekly dialogue with the Chair of the Audit Committee and Senior Vice President, Secretary and General Counsel, including with respect to matters identified by our information technology department.

Impact of Cybersecurity Events

In the fourth quarter of 2023, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, materially affected or would reasonably be likely to materially affect Graybar, including our business strategy, results of operations or financial condition.

Item 2. Properties

We operate in thirteen geographical districts in the U.S., each of which maintains multiple distribution facilities that consist primarily of warehouse space. A small portion of each distribution facility is used for offices. Some districts have sales offices that do not carry an inventory of products. Facilities range in size from 800 to 211,000 square feet, with the average being approximately 34,000 square feet. We also have regional distribution centers ranging in size from 130,000 to 324,000 square feet. Our subsidiaries have sales and distribution facilities ranging in size from 1,000 to 102,000 square feet.

Our headquarters are located in St. Louis, Missouri in an 83,000 square foot building owned by us. We also own a 200,000 square foot operations and administration center in St. Louis.

Item 3. Legal Proceedings

There are presently no pending legal proceedings that are expected to have a material impact on the Company or its subsidiaries.

Item 4. Mine Safety Disclosures

Not applicable.

Supplemental Item. Executive Officers of the Registrant

The following table lists the name, age as of March 1, 2024, position, offices and certain other information with respect to our executive officers. The term of office of each executive officer will expire upon the appointment of his or her successor by the Board of Directors.

Name	Age	Business experience last five years
D. E. DeSousa	65	Senior Vice President, General Manager, August 2020 to present; Vice President, Western Region, May 2017 to July 2020.
M. W. Geekie	62	Senior Vice President, Secretary and General Counsel, August 2008 to present.
W. P. Mansfield	61	Senior Vice President - Strategy and Business Development, January 2022 to present; Senior Vice President - Marketing, May 2017 to December 2021.
D. G. Maxwell	65	Senior Vice President - Sales, May 2017 to present.
K. M. Mazzarella	63	Chairman of the Board, January 2013 to present; President and Chief Executive Officer, June 2012 to present.
D. M. Meyer	52	Senior Vice President and Chief Financial Officer, April 2022 to present; Vice President - North American Subsidiaries, January 2022 to March 2022; Vice President and Chief Information Officer, March 2015 to December 2021.
B. L. Propst	54	Senior Vice President - Human Resources, June 2009 to present.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is 100% owned by active and retired employees, and there is no public trading market for our common stock. Since 1928, substantially all of the issued and outstanding shares of common stock have been held of record by voting trustees under successive voting trust agreements. A new Voting Trust Agreement was established effective March 3, 2017, which expires by its terms on March 1, 2027 because under applicable New York law, a voting trust may not have a term greater than ten years. At December 31, 2023, approximately 83% of our outstanding common stock was held in the voting trust. The participation of shareholders in the voting trust is voluntary at the time the voting trust is created, but is irrevocable during its term. Shareholders who elect not to participate in the voting trust hold their common stock as shareholders of record. Shareholders may elect to participate in the voting trust at any time during the term of the voting trust.

No holder of our common stock or voting trust interests representing our common stock ("common stock", "common shares", or "shares") may sell, transfer or otherwise dispose of any shares without first offering us the option to purchase those shares at the price at which they were issued. We also have the option to purchase at the issue price the common shares of any shareholder who ceases to be an employee for any reason other than death or "retirement" (as defined in our amended restated certificate of incorporation), and on the first anniversary of any holder's death. In the past, we have always exercised these purchase options, and we expect to continue to do so in the foreseeable future. However, we can make no assurance that we will continue to exercise our purchase option in the future. All outstanding shares have been issued at $20.00 per share.

The following table sets forth information regarding purchases of common stock by the Company for the three months ended December 31, 2023, all of which were made pursuant to the foregoing provisions:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs
October 1 to October 31, 2023	116,579	$20.00	N/A
November 1 to November 30, 2023	31,768	$20.00	N/A
December 1 to December 31, 2023	69,174	$20.00	N/A
Total	217,521	$20.00	N/A

Capital Stock at December 31, 2023

Title of Class	Number of Security Holders	Number of Shares
Voting Trust Interests issued with respect to Common Stock	5,891	26,570,169
Common Stock	1,451	5,493,742
Total	7,342	32,063,911

Dividend Data (in dollars per share)		Year Ended December 31,	
Period		2023	2022
First Quarter	$	0.30	$ 0.30
Second Quarter		0.30	0.30
Third Quarter		0.30	0.30
Fourth Quarter		2.10	3.10
Total	$	3.00	$ 4.00

On December 13, 2023, our Board of Directors declared a 20% stock dividend to shareholders of record on December 18, 2023. Shares representing this dividend were issued on February 2, 2024. On December 7, 2022, our Board of Directors declared a 15% stock dividend to shareholders of record on December 12, 2022. Shares representing this dividend were issued on February 3, 2023.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis provides a narrative description of the Company's results of operations, financial condition, liquidity, and cash flows for the years ended December 31, 2023 and 2022. This discussion should be read in conjunction with the accompanying consolidated financial statements and the notes to the consolidated financial statements included in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K. For comparison of the results of operations relating to the years ended December 31, 2022 and 2021, refer to our Annual Report on Form 10-K for the year ended December 31, 2022, Part II., Item 7., filed with the SEC on March 9, 2023.

Business Overview

For the fiscal year ended December 31, 2023, we surpassed $11.0 billion in net sales for the first time in company history. In addition, we finished the year with record net income attributable to the Company.

Net sales for 2023 totaled $11,042.4 million, compared to $10,534.4 million for fiscal year 2022, an increase of $508.0 million, or 4.8%. Gross margin for the year ended December 31, 2023 increased $76.7 million, or 3.6%, to $2,223.8 million, compared to gross margin of $2,147.1 million for the same period in 2022. Our gross margin rate was 20.1% in 2023, compared to 20.4% in 2022, primarily due to competitive pricing pressures.

Selling, general and administrative ("SG&A") expenses increased $82.2 million, or 5.7%, to $1,525.0 million for the twelve months ended December 31, 2023, from $1,442.8 million for the twelve months ended December 31, 2022, primarily due to higher compensation, rent, and maintenance expenses. SG&A expenses as a percentage of net sales increased to 13.8% for 2023, compared to 13.7% for the same period in 2022.

Income from operations decreased $16.5 million, or 2.5%, to $637.3 million for the twelve months ended December 31, 2023, from $653.8 million for the same twelve-month period last year. Net income attributable to Graybar increased by $10.5 million, or 2.3%, to $463.4 million for 2023 compared to $452.9 million for the same period last year.

We continue to see demand for our products and services, even as the markets we serve are affected by skilled labor shortages and economic uncertainty. Inflationary pressures have subsided, and supply chain conditions have become more stable, although extended lead times persist for certain product categories. We remain focused on providing exceptional service to our customers and managing our business wisely, while we pursue strategic investments in growth and business transformation that will strengthen our long-term position as an industry leader.

Consolidated Results of Operations

The following table sets forth certain information relating to our operations stated in millions of dollars and as a percentage of net sales for the years ended December 31, 2023, 2022, and 2021:

		2023		2022		2021	
		Dollars	**Percent of Net Sales**	Dollars	Percent of Net Sales	Dollars	Percent of Net Sales
Net Sales	$	**11,042.4**	**100.0 %**	$ 10,534.4	100.0 %	$ 8,767.3	100.0 %
Cost of merchandise sold		**(8,818.6)**	**(79.9)**	(8,387.3)	(79.6)	(7,078.1)	(80.7)
Gross Margin		**2,223.8**	**20.1**	2,147.1	20.4	1,689.2	19.3
Selling, general and administrative expenses		**(1,525.0)**	**(13.8)**	(1,442.8)	(13.7)	(1,240.5)	(14.1)
Depreciation and amortization		**(66.1)**	**(0.6)**	(53.4)	(0.5)	(49.8)	(0.6)
Other income, net		**4.6**	**0.1**	2.9	—	11.5	0.1
Income from Operations		**637.3**	**5.8**	653.8	6.2	410.4	4.7
Non-operating expenses, net		**(8.0)**	**(0.1)**	(44.3)	(0.4)	(59.5)	(0.7)
Income before Provision for Income Taxes		**629.3**	**5.7**	609.5	5.8	350.9	4.0
Provision for income taxes		**(164.9)**	**(1.5)**	(155.8)	(1.5)	(87.9)	(1.0)
Net Income		**464.4**	**4.2**	453.7	4.3	263.0	3.0
Net income attributable to noncontrolling interests		**(1.0)**	**—**	(0.8)	—	(0.6)	—
Net Income attributable to Graybar Electric Company, Inc.	$	**463.4**	**4.2 %**	$ 452.9	4.3 %	$ 262.4	3.0 %

2023 Compared to 2022

Net sales totaled $11,042.4 million for the year ended December 31, 2023, compared to $10,534.4 million for the year ended December 31, 2022, an increase of $508.0 million, or 4.8%. For the year ended December 31, 2023, net sales in our construction and industrial & utility verticals increased by 7.8%, and 11.1%, respectively, compared to the year ended December 31, 2022. For the year ended December 31, 2023, net sales in our CIG vertical decreased 5.9% compared to the year ended December 31, 2022.

Gross margin increased $76.7 million, or 3.6%, to $2,223.8 million for the year ended December 31, 2023, from $2,147.1 million for the year ended December 31, 2022. Our gross margin rate was 20.1% for the year ended December 31, 2023, compared to 20.4% for the year ended December 31, 2022, primarily due to competitive pricing pressures.

SG&A expenses increased $82.2 million, or 5.7%, to $1,525.0 million for the year ended December 31, 2023, compared to $1,442.8 million for the year ended December 31, 2022, mainly due to higher compensation, rent, and maintenance expenses. SG&A expenses as a percentage of net sales were 13.8% for the year ended December 31, 2023, compared to 13.7% for the year ended December 31, 2022.

Depreciation and amortization for the year ended December 31, 2023 increased $12.7 million, or 23.8%, to $66.1 million from $53.4 million for the year ended December 31, 2022, primarily due to higher amortization expense of intangible assets and an increase in property, at cost.

Non-operating expenses, net decreased $36.3 million, or 81.9%, to $8.0 million for the year ended December 31, 2023, from $44.3 million for the year ended December 31, 2022. This was primarily due to decreases in the non-service cost components of the pension net periodic benefit costs of $35.6 million. The decrease in non-service cost components of pension net periodic benefit costs was primarily due to a nonrecurring non-cash pension settlement charge of $27.0 million recognized during the year ended December 31, 2022.

Income before provision for income taxes increased $19.8 million, or 3.2%, to $629.3 million for the year ended December 31, 2023, compared to $609.5 million for the year ended December 31, 2022. The increase was primarily due to our increase in gross margin and decrease in non-operating expenses, net, partially offset by an increase in SG&A expenses.

Our provision for income taxes increased $9.1 million, or 5.8%, to $164.9 million for the year ended December 31, 2023 from $155.8 million for the year ended December 31, 2022. Our effective tax rate was 26.2% for the year ended December 31, 2023, up from 25.6% for the year ended December 31, 2022. The increase in the effective tax rate is largely due to an increase in nondeductible permanent items and increased state income tax expense.

Net income attributable to Graybar Electric Company, Inc. for the year ended December 31, 2023 increased $10.5 million, or 2.3%, to $463.4 million from $452.9 million for the year ended December 31, 2022.

Financial Condition and Liquidity

Summary

We manage our liquidity and capital levels so that we have the capability to invest in the growth of our business, meet debt service obligations, finance anticipated capital expenditures, pay dividends, make benefit payments, finance information technology needs, fund acquisitions, and finance other miscellaneous cash outlays. We believe that maintaining a strong company financial condition enables us to competitively access multiple financing channels, maintain an optimal cost of capital and invest in strategic long-term growth plans.

We have historically funded our working capital requirements using cash flows generated by the collection of trade receivables and trade accounts payable terms with our suppliers, supplemented by short-term borrowings on our revolving credit facility, if necessary. Capital expenditures have been financed primarily with cash from working capital management and short-term borrowings on our revolving credit facility.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for each of the past three years:

Total cash provided by (used by):		2023		2022		2021
Operating Activities	$	623.1	$	352.9	$	127.5
Investing Activities		(484.7)		(150.8)		(149.7)
Financing Activities		(109.2)		(181.2)		(60.5)
Net Increase (Decrease) in Cash	$	29.2	$	20.9	$	(82.7)

Our cash and cash equivalents were $98.6 million at December 31, 2023, an increase of $29.2 million, or 42.1%, from $69.4 million at December 31, 2022. The increase in cash on hand at December 31, 2023 from December 31, 2022 is reflective of strong cash flows from operating activities as a result of increased net income and effective working capital management. As a result, we had no short-term borrowings outstanding at December 31, 2023 compared to short-term borrowings outstanding of $31.6 million at December 31, 2022. Current assets exceeded current liabilities by $1,020.6 million at December 31, 2023, a decrease of $10.9 million, or 1.1%, from $1,031.5 million at December 31, 2022.

Operating Activities

Net cash flows provided by operating activities for the year ended December 31, 2023 was $623.1 million, compared to net cash flows provided by operating activities of $352.9 million for the year ended December 31, 2022. Cash provided by operating activities for the year ended December 31, 2023 was attributable to net income of $464.4 million, adjusted for non-cash depreciation and amortization expenses of $66.1 million, non-cash operating lease expense of $51.1 million, and decreases in merchandise inventory levels of $173.1 million, and trade receivables of $115.9 million, partially offset by decreases in other non-current liabilities of $133.8 million, trade accounts payable of $79.5 million and accrued payroll and benefit costs of $32.1 million.

The average number of days of sales in trade receivables for the year ended December 31, 2023 improved significantly compared to the same twelve-month period in 2022. The days in inventory improved significantly for the year ended December 31, 2023 compared to the year ended December 31, 2022.

Investing Activities

Net cash used by investing activities was $484.7 million for the year ended December 31, 2023, compared to $150.8 million for the year ended December 31, 2022, an increase of $333.9 million. Cash used by investing activities for the year ended December 31, 2023 was primarily a result of the 2023 acquisitions for a combined preliminary purchase price, net of cash acquired of $378.8 million, capital expenditures of $82.0 million, and an investment in an employee deferred compensation trust of $25.0 million. Cash used by investing activities for the year ended December 31, 2022 was primarily a result of the 2022 acquisitions for a combined preliminary purchase price, net of cash acquired of $83.7 million and capital expenditures of $67.7 million. For further discussion of our acquisitions, refer to Note 17, "Acquisitions", of the notes to the consolidated financial statements included in Item 8., "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Financing Activities

Net cash used by financing activities totaled $109.2 million for the year ended December 31, 2023, compared to net cash used by financing activities of $181.2 million for the year ended December 31, 2022, a decrease in cash used of $72.0 million. The decrease in cash used was primarily due to net payments on short-term borrowings of $31.6 million during the year ended December 31, 2023, compared to net payments on short-term borrowings of $92.6 million during the year ended December 31, 2022, and a decrease in dividends paid during the year ended December 31, 2023, compared to the same period in 2022. Cash dividends paid totaled $80.4 million, or $3.00 per share, for the year ended December 31, 2023, compared to $92.8 million, or $4.00 per share, for the year ended December 31, 2022.

Liquidity

Our cash and cash equivalents were $98.6 million at December 31, 2023, compared to $69.4 million at December 31, 2022. We had a $750.0 million amended, unsecured, committed revolving credit facility ("Amended Credit Agreement") with $746.4 million in available capacity at December 31, 2023, compared to available capacity of $718.1 million at December 31, 2022 under the Revolving Credit Facility, as defined in Note 12, "Debt", of the notes to the consolidated financial statements included in Item 8., "Financial Statements and Supplemental Data" of this Annual Report on Form 10-K. We had no short-term borrowings at December 31, 2023. We had short-term borrowings of $31.6 million at December 31, 2022, of which $30.0 million were under the Revolving Credit Facility.

At December 31, 2023 and 2022, we also had two uncommitted, unsecured private placement shelf agreements ("Shelf Agreements"). One of the Shelf Agreements is expected to allow us to issue senior promissory notes to PGIM, Inc. ("the Prudential Shelf Agreement"), at fixed rate terms to be agreed upon at the time of any issuance during a three-year issuance period. On July 20, 2023, we amended the Prudential Shelf Agreement to increase borrowing availability from $100.0 million to $200.0 million and extend the issuance period to August 2026. Our other Shelf Agreement is expected to allow us to issue senior promissory notes up to $150.0 million to MetLife Investment Management, LLC (formerly known as MetLife Investment Advisors, LLC), and MetLife Investment Management Limited (collectively, "MetLife") and each other MetLife affiliate that becomes party to the agreement at fixed or floating rate economic terms to be agreed upon at the time of any issuance during a three-year issuance period ending in June 2024.

We have not issued any notes under the Shelf Agreements as of December 31, 2023 and 2022. For further discussion related to our Amended Credit Agreement and our Shelf Agreements, refer to Note 12, "Debt", of the notes to the consolidated financial statements located in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.

We had total letters of credit of $9.4 million outstanding at December 31, 2023, of which $3.6 million were issued under the Amended Credit Agreement. We had total letters of credit of $7.8 million outstanding at December 31, 2022, of which $1.9 million were issued under the Revolving Credit Facility. The letters of credit are issued primarily to support certain workers' compensation insurance policies and support performance under certain customer contracts.

Contractual Obligations and Commitments

As of December 31, 2023, we had contractual obligations consisting of $262.0 million in operating lease obligations and $2,655.8 million in purchase obligations. Operating lease obligations consist of both principal and interest payments. Purchase obligations consist of open purchase orders issued in the normal course of business. Many of these purchase obligations may be cancelled with limited or no financial penalties.

Additionally at December 31, 2023, we had $108.6 million of accrued, unfunded pension obligations, and $71.4 million of accrued, unfunded employment-related benefit obligations, of which $62.4 million is related to our postretirement benefit plan.

We expect to make contributions totaling $40.0 million to our defined benefit pension plan during 2024; however, additional contributions may be made at our discretion. In addition, we expect to fund $1.1 million for nonqualified pension benefits during 2024. We contributed $100.0 million to our defined benefit pension plan and funded $3.9 million for nonqualified benefits in 2023. We established an employee deferred compensation trust to meet funding obligations for nonqualified pension benefits to certain participants in the supplemental benefit plan and contributed $25.0 million to the trust in 2023.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). In connection with the preparation of our financial statements we are required to make estimates and assumptions about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our estimates, assumptions and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, estimates, assumptions, and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and assumptions, and such differences could be material.

Our significant accounting policies are discussed in Note 2, "Summary of Significant Accounting Policies", of the notes to the consolidated financial statements located in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K. We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters inherently uncertain. We have reviewed these critical accounting estimates and related disclosures with the Audit Committee of our Board.

Pension and Postretirement Benefits Plans

We account for our pension and postretirement benefit obligations in accordance with the accounting standards for defined benefit pension and other postretirement plans. These standards require the use of several important assumptions, including the discount rate and expected long-term rate of return on plan assets, among others, in determining our obligations and the annual cost of our pension and postretirement benefits. These assumptions are assessed annually, or more frequently when warranted, in consultation with independent actuaries and investment advisors as of December 31 and adjustments are made as needed.

The following table presents key assumptions used to measure the pension and postretirement benefits obligations at December 31:

	Pension Benefits		Postretirement Benefits	
	2023	2022	**2023**	2022
Discount rate	**5.17%**	5.55%	**5.31%**	5.70%
Expected return on plan assets	**5.25%**	5.00%	**—**	—

To determine the long-term expected rate of return, we consider macroeconomic conditions, the historical experience and expected future long-term performance of the plan assets, as well as the current and expected allocation of the plan assets. The pension plan's asset allocation as of December 31, 2023, was approximately 56% fixed income investments, 11% equity securities and 33% other investments, in line with our policy ranges. We periodically evaluate the allocation of plan assets among the different investment classes to ensure that they are within policy guidelines and ranges. Holding all other assumptions constant, we estimate that a one percentage point decrease in the expected return on plan assets would have increased our 2023 pension expense by approximately $5.5 million. Our expected long-term rate of return on plan assets assumption will remain constant at 5.25% for fiscal year 2024.

In determining the discount rate, we use yields on high-quality fixed-income investments (including among other things, Moody's Aa corporate bond yields) that match the duration and expected cash flows of the future pension obligations. To the extent the discount rate increases or decreases, our pension and postretirement obligations are decreased or increased accordingly. Holding all other assumptions constant, we estimate that a one percentage point decrease in the discount rate used to calculate both pension expense for 2023 and the pension liability as of December 31, 2023 would have increased pension expense by $5.8 million in 2023 and the pension liability by $65.1 million at December 31, 2023. Similarly, a one percentage point decrease in the discount rate would have increased postretirement benefits expense by $0.1 million in 2023 and the postretirement benefits liability by $3.7 million at December 31, 2023.

Business Combinations and Related Goodwill and Intangible Assets

We allocate the purchase price of acquisitions to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the date of acquisition, with the excess recorded to goodwill. We use our best estimates and assumptions to assign fair value to the assets acquired and liabilities assumed and determine the useful lives of the acquired intangible assets. We use various valuation techniques to determine the fair value of the intangible assets including the multi-period excess earnings and relief-from-royalty methods. Examples of critical estimates and significant inputs used in valuing the intangible assets include, but are not limited to, projected revenues and expected operating margins, customer attrition rates, discount rates, and royalty rates. We estimate the useful lives of each definite-lived intangible asset based on the expected period over which we anticipate to generate economic benefit from the asset. The amounts and useful lives assigned to the intangible assets impact the amount and timing of future amortization expense.

While we use our best estimates and assumptions to determine fair value of the assets acquired and liabilities assumed, these estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments.

Our goodwill is not amortized, but rather tested annually for impairment. Goodwill is reviewed annually in the fourth quarter and when circumstances or other events might indicate that impairment may have occurred. Our definite-lived intangible assets are tested for impairment if events or circumstances occur indicating that the respective asset might be impaired.

Merchandise Inventory

We value most of our inventories at the lower of cost (generally determined using the last-in, first-out ("LIFO") cost method) or market. We value our remaining inventory at the lower of cost or market determined using average cost. LIFO accounting is a method of accounting that, compared with other inventory accounting methods, generally provides better matching of current costs with current sales. In assessing the ultimate realization of inventories, we make judgments as to our return rights to suppliers and future demand requirements and record an inventory reserve for obsolete inventory. If actual future demand, market conditions, or supplier return provisions are less favorable than those projected by management, additional inventory write-downs may be required. For the years ended December 31, 2023, 2022, and 2021, there were no material differences between our estimated reserve levels and actual write-offs.

Income Taxes

We recognize deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the financial statements or tax returns. A deferred tax asset or liability results from the temporary difference between an item's carrying value as reflected in the financial statements and its tax basis, and is calculated using enacted applicable tax rates. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is unable to reach the "more likely than not" standard, a valuation allowance is established. Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements. We assess uncertainty regarding tax positions taken in previously filed returns and record reserves in accordance with the guidance under Accounting Standards Codification 740-10, "Accounting for Uncertainty in Income Taxes". We classify interest expense and penalties associated with taxes and uncertain tax positions as part of our provision for income taxes based upon applicable federal and state interest/underpayment percentages.

New Accounting Standards

New accounting standards are discussed in Note 2, "Summary of Significant Accounting Policies", of the notes to the consolidated financial statements located in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, including commodity prices, foreign currency exchange rates, interest rates, and equity prices. Our primary exposures to market risk are commodity price risk, foreign currency exchange rate risk, and interest rate risk associated with debt obligations.

Commodity Price Risk

We have exposure to commodity price risk on products we purchase for resale. Examples of such products include wire and cable, conduit, enclosures, and fittings.

Foreign Currency Exchange Rate Risk

The functional currency for our Canadian subsidiary is the Canadian dollar. Accordingly, its balance sheet amounts are translated at the exchange rates in effect at year-end and its income and expenses are translated using average exchange rates prevailing during the year. Currency translation adjustments are included in accumulated other comprehensive loss. Exposure to foreign currency exchange rate fluctuations is not material.

Interest Rate Risk

Our interest expense is sensitive to changes in the general level of market interest rates. Changes in interest rates have different impacts on the fixed-rate and variable-rate portions of our debt portfolio. A change in market interest rates on the fixed-rate portion of our debt portfolio impacts the fair value of the financial instrument, but has no impact on interest incurred or cash flows. A change in market interest rates on the variable-rate portion of our debt portfolio impacts the interest incurred and cash flows, but does not impact the fair value of the financial instrument.

While we had no variable-rate debt outstanding at December 31, 2023, a one percentage point increase in interest rates would increase our interest expense accordingly if we were to have variable-rate debt.

The following table provides information about financial instruments that are sensitive to changes in interest rates. The table presents principal payments on debt and related weighted-average interest rates by expected maturity dates:

												December 31, 2023		
Debt Instruments		2024		2025		2026		2027		2028		**Total**		**Fair Value**
Long-term, fixed-rate debt	$	1.9	$	1.5	$	0.7	$	0.3	$	0.3	$	**4.7**	$	**4.5**
Weighted-average interest rate		6.02 %		6.09 %		7.07 %		10.97 %		12.86				

The fair value of long-term debt is estimated by calculating future cash flows at interpolated Treasury yields with similar maturities, plus an estimate of our credit risk spread as of December 31, 2023.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS:

For additional information related to risks associated with our future performance, see Part I, "Caution Regarding Forward-looking Statements" above and Item 1A. Risk Factors of this Form 10-K.

Item 8. Financial Statements and Supplementary Data

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Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Graybar Electric Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Graybar Electric Company, Inc. and Subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Defined Benefit Pension Obligation

Description of the Matter

At December 31, 2023, the Company's aggregate defined benefit pension obligation was $616.8 million and exceeded the fair value of pension plan assets of $508.2 million, resulting in an unfunded defined benefit pension obligation of $108.6 million. As discussed in Note 13 to the consolidated financial statements, the Company updates the estimates used to measure the defined benefit pension obligation and plan assets at December 31 or upon a remeasurement event.

Auditing the defined benefit pension obligation was complex and required the involvement of actuarial specialists due to the judgmental nature of certain actuarial assumptions including the discount rate used in the Company's measurement process.

How We Addressed the Matter in Our Audit

To test the defined benefit pension obligation, we performed audit procedures that included, among others, evaluating the methodology used, the significant actuarial assumptions described above, and the underlying data used by the Company. We evaluated the actuarial assumptions used by management and the change in the defined benefit pension obligation from the prior year. In addition, we involved an actuarial specialist to assist in evaluating management's methodology for determining the projected benefit obligation, including the actuarial assumptions utilized. For example, we evaluated management's methodology for determining the discount rate that reflects the maturity and duration of the benefit payments used to measure the defined benefit pension obligation. We also tested the completeness and accuracy of the underlying data used in the actuarial calculations.

Accounting for Acquisitions – Valuation of Customer Relationship Intangible Assets

Description of the Matter

As discussed in Note 17 to the consolidated financial statements, the Company completed two acquisitions for net consideration of $378.8 million during the year ended December 31, 2023. The transaction was accounted for as a business combination and the Company preliminarily allocated $148.3 million of the purchase price to the fair value of customer relationship intangible assets.

Auditing the Company's accounting for its acquisitions was complex due to the significant estimation uncertainty in the Company's preliminary determination of the fair value of customer relationship intangible assets estimated using the multi-period excess earnings method. The significant estimation uncertainty was primarily due to the sensitivity of the fair value to the underlying assumptions including expected operating margin and attrition rate used in the Company's valuation model.

How We Addressed the Matter in Our Audit

To test the fair value of the customer relationship intangible assets, we performed audit procedures that included, among others, evaluating the valuation methodology used, the significant assumptions described above, and the underlying data used by the Company. In addition, we involved a valuation specialist to assist in evaluating management's methodology for determining the fair value, including the significant assumptions utilized. For example, we compared the significant assumptions to historical and current industry, market, and economic trends. We also tested the completeness and accuracy of the underlying data used in the valuation model.

Ernst + Young LLP

We have served as the Company's auditor since 1996.

St. Louis, Missouri

March 14, 2024

Graybar Electric Company, Inc. and Subsidiaries
Consolidated Statements of Income

(Stated in millions, except per share data)		For the Years Ended December 31,				
		2023		2022		2021
Net Sales	$	**11,042.4**	$	10,534.4	$	8,767.3
Cost of merchandise sold		**(8,818.6)**		(8,387.3)		(7,078.1)
Gross Margin		**2,223.8**		2,147.1		1,689.2
Selling, general and administrative expenses		**(1,525.0)**		(1,442.8)		(1,240.5)
Depreciation and amortization		**(66.1)**		(53.4)		(49.8)
Other income, net		**4.6**		2.9		11.5
Income from Operations		**637.3**		653.8		410.4
Non-operating expenses, net		**(8.0)**		(44.3)		(59.5)
Income before Provision for Income Taxes		**629.3**		609.5		350.9
Provision for income taxes		**(164.9)**		(155.8)		(87.9)
Net Income		**464.4**		453.7		263.0
Net income attributable to noncontrolling interests		**(1.0)**		(0.8)		(0.6)
Net Income attributable to Graybar Electric Company, Inc.	$	**463.4**	$	452.9	$	262.4
Net Income attributable to Graybar Electric Company, Inc. per share of Common Stock[(A)]	$	**14.42**	$	14.21	$	8.34

[(A)] Adjusted for the declaration of a 20% stock dividend in December 2023, shares related to which were issued in February 2024. Prior to the adjustment, the average common shares outstanding were 26.6 million shares and 26.2 million shares for the years ended December 31, 2022 and 2021, respectively.

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

(Stated in millions)		For the Years Ended December 31,				
		2023		2022		2021
Net Income	$	**464.4**	$	453.7	$	263.0
Other Comprehensive Income (Loss)						
Foreign currency translation		**4.0**		(9.8)		0.1
Pension and postretirement benefits liability adjustments (net of tax of $10.1, $(13.0), and $(22.9), respectively)		**(29.1)**		37.3		66.1
Total Other Comprehensive (Loss) Income		**(25.1)**		27.5		66.2
Comprehensive Income	$	**439.3**	$	481.2	$	329.2
Less: comprehensive income attributable to noncontrolling interests, net of tax		**1.0**		0.6		0.6
Comprehensive Income attributable to Graybar Electric Company, Inc.	$	**438.3**	$	480.6	$	328.6

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries
Consolidated Balance Sheets

(Stated in millions, except share and per share data)			December 31, 2023		2022
ASSETS					
Current Assets					
Cash and cash equivalents			**$ 98.6**		$ 69.4
Trade receivables (less allowances of $13.6 and $13.4, respectively)			**1,657.3**		1,673.0
Merchandise inventory			**908.4**		1,026.3
Other current assets			**79.6**		83.7
Total Current Assets			**2,743.9**		2,852.4
Property, at cost					
Land			**97.4**		97.3
Buildings			**598.7**		562.1
Furniture and fixtures			**310.3**		282.9
Software			**158.7**		148.0
Finance leases			**13.4**		12.8
Total Property, at cost			**1,178.5**		1,103.1
Accumulated depreciation and amortization			**(678.6)**		(641.9)
Net Property			**499.9**		461.2
Operating Lease Right-of-use Assets			**219.2**		176.0
Goodwill			**179.0**		83.1
Intangible Assets (less accumulated amortization of $38.0 and $23.0, respectively)			**261.9**		90.6
Other Non-current Assets			**102.2**		85.8
Total Assets			**$ 4,006.1**		$ 3,749.1
LIABILITIES					
Current Liabilities					
Short-term borrowings			**$ —**		$ 31.6
Current portion of long-term debt			**1.9**		1.6
Trade accounts payable			**1,255.3**		1,276.8
Accrued payroll and benefit costs			**192.1**		219.2
Other accrued taxes			**29.1**		34.3
Current operating lease liabilities			**51.9**		43.9
Other current liabilities			**193.0**		213.5
Total Current Liabilities			**1,723.3**		1,820.9
Postretirement Benefits Liability			**55.9**		55.5
Pension Liability			**107.3**		140.8
Long-term Debt			**2.8**		3.9
Non-current Operating Lease Liabilities			**183.4**		147.1
Other Non-current Liabilities			**45.1**		55.3
Total Liabilities			**2,117.8**		2,223.5
SHAREHOLDERS' EQUITY					
	Shares at December 31, 2023	2022			
Capital Stock					
Common, stated value $20.00 per share					
Authorized	**50,000,000**	50,000,000			
Issued to voting trustees	**26,614,542**	22,085,481			
Issued to shareholders	**5,518,543**	4,568,288			
In treasury, at cost	**(69,174)**	(63,563)			
Outstanding Common Stock	**32,063,911**	26,590,206	**641.3**		531.8
Common shares subscribed	**1,347,781**	1,185,564	**27.0**		23.7
Less subscriptions receivable	**(1,347,781)**	(1,185,564)	**(27.0)**		(23.7)
Retained Earnings			**1,417.1**		1,141.0
Accumulated Other Comprehensive Loss			**(177.9)**		(152.8)
Total Graybar Electric Company, Inc. Shareholders' Equity			**1,880.5**		1,520.0
Noncontrolling Interests			**7.8**		5.6
Total Shareholders' Equity			**1,888.3**		1,525.6
Total Liabilities and Shareholders' Equity			**$ 4,006.1**		$ 3,749.1

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

(Stated in millions)	For the Years Ended December 31,					
		2023		2022		2021
Cash Flows from Operating Activities						
Net Income	$	**464.4**	$	453.7	$	263.0
Adjustments to reconcile net income to cash provided by operating activities:						
Depreciation and amortization		**66.1**		53.4		49.8
Non-cash operating lease expense		**51.1**		39.5		34.9
Deferred income taxes		**15.4**		(3.0)		(14.1)
Net (gains) losses on disposal of assets		**(0.4)**		0.4		(9.4)
Losses on impairment of assets		**0.4**		—		—
Non-cash pension settlement charge		**—**		27.0		30.4
Earnings on investment in employee deferred compensation trust		**(0.9)**		—		—
Net income attributable to noncontrolling interests		**(1.0)**		(0.8)		(0.6)
Changes in assets and liabilities:						
Trade receivables		**115.9**		(235.7)		(274.5)
Merchandise inventory		**173.1**		(201.0)		(187.6)
Other current assets		**5.4**		(28.6)		2.5
Other non-current assets		**1.3**		(43.3)		(2.0)
Trade accounts payable		**(79.5)**		213.6		157.9
Accrued payroll and benefit costs		**(32.1)**		30.5		64.8
Other current liabilities		**(22.3)**		50.8		32.6
Other non-current liabilities		**(133.8)**		(3.6)		(20.2)
Total adjustments to net income		**158.7**		(100.8)		(135.5)
Net cash provided by operating activities		**623.1**		352.9		127.5
Cash Flows from Investing Activities						
Proceeds from disposal of property		**1.1**		0.6		9.9
Capital expenditures for property		**(82.0)**		(67.7)		(70.9)
Amounts attributable to acquisitions		**(378.8)**		(83.7)		(88.7)
Investment in employee deferred compensation trust		**(25.0)**		—		—
Net cash used by investing activities		**(484.7)**		(150.8)		(149.7)
Cash Flows from Financing Activities						
Net (decrease) increase in short-term borrowings		**(31.6)**		(92.6)		74.2
Principal payments under finance arrangements		**(1.8)**		(2.1)		(2.3)
Payment of deferred financing fees		**—**		—		(2.2)
Proceeds from advance payments on common stock prior to issuance		**0.8**		1.0		2.1
Sales of common stock		**22.9**		20.4		20.5
Purchases of common stock		**(20.3)**		(14.7)		(15.9)
Sales of noncontrolling interests' common stock		**1.5**		—		1.1
Purchases of noncontrolling interests' common stock		**(0.3)**		(0.4)		(0.8)
Dividends paid		**(80.4)**		(92.8)		(137.2)
Net cash used by financing activities		**(109.2)**		(181.2)		(60.5)
Net Increase (Decrease) in Cash		**29.2**		20.9		(82.7)
Cash, Beginning of Year		**69.4**		48.5		131.2
Cash, End of Year	$	**98.6**	$	69.4	$	48.5
Supplemental Cash Flow Information:						
Non-cash Investing and Financing Activities:						
Acquisitions of equipment under finance leases	$	**1.0**	$	1.5	$	0.4
Acquisitions of assets under operating leases	$	**92.5**	$	82.1	$	54.7
Cash Paid During the Year for:						
Interest, net of amounts capitalized	$	**2.6**	$	1.6	$	1.0
Income taxes, net of refunds	$	**142.0**	$	164.9	$	96.7

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements

Graybar Electric Company, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

(Stated in millions)	Graybar Electric Company, Inc. Shareholders' Equity				Total Shareholders' Equity
	Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests	
Balance, December 31, 2020	$ 452.1	$ 725.1	$ (246.7)	$ 4.5	$ 935.0
Net income		262.4		0.6	263.0
Other comprehensive income			66.2		66.2
Stock issued	20.5			1.1	21.6
Stock purchased	(15.9)			(0.8)	(16.7)
Dividends declared		(137.2)			(137.2)
Balance, December 31, 2021	$ 456.7	$ 850.3	$ (180.5)	$ 5.4	$ 1,131.9
Net income		452.9		0.8	453.7
Other comprehensive income (loss)			27.7	(0.2)	27.5
Stock issued	20.4				20.4
Stock purchased	(14.7)			(0.4)	(15.1)
Dividends declared	69.4	(162.2)			(92.8)
Balance, December 31, 2022	$ 531.8	$ 1,141.0	$ (152.8)	$ 5.6	$ 1,525.6
Net income		463.4		1.0	464.4
Other comprehensive loss			(25.1)		(25.1)
Stock issued	22.9			1.5	24.4
Stock purchased	(20.3)			(0.3)	(20.6)
Dividends declared	106.9	(187.3)			(80.4)
Balance, December 31, 2023	$ 641.3	$ 1,417.1	$ (177.9)	$ 7.8	$ 1,888.3

The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.

Graybar Electric Company, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
(Stated in millions, except share and per share data)

1. DESCRIPTION OF THE BUSINESS

Graybar Electric Company, Inc. ("Graybar", "Company", "we", "our", or "us") is a New York corporation, incorporated in 1925. We are engaged in the distribution of electrical and communications and data networking products and are a provider of related supply chain management and logistics services. We primarily serve customers in the construction, commercial, institutional and government ("CIG"), and industrial & utility vertical markets, with products and services that support new construction, infrastructure updates, building renovation, facility maintenance, repair and operations ("MRO"), and original equipment manufacturers ("OEM"). In our primary role as third-party wholesale distributor, we neither manufacture nor contract to manufacture the products that we sell; however, one of our subsidiaries may contract to manufacture some of its private label lighting fixtures. Our business activity is primarily based in the United States ("U.S."). We also have subsidiary operations with distribution facilities in Canada and Puerto Rico.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our accounting policies conform to generally accepted accounting principles in the U.S. ("GAAP") and are applied on a consistent basis among all years presented. Significant accounting policies are described below.

Principles of Consolidation

The consolidated financial statements include the accounts of Graybar and our subsidiary companies. All material intercompany balances and transactions have been eliminated. The ownership interests that are held by owners other than the Company are in subsidiaries owned by the Company and are accounted for and reported as noncontrolling interests.

Reclassifications

Certain reclassifications have been made to prior year's financial information to conform to the December 31, 2023 presentation. These changes consisted of disaggregating other non-current assets into separate captions and reclassifying between other non-current assets and operating lease right-of-use assets within the December 31, 2022 consolidated balance sheet. The reclassifications had no effect on total assets or liabilities as of December 21, 2022.

Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Revenue Recognition

Sales revenue is recognized when performance obligations are satisfied, which is typically upon delivery of the product to the customer. Sometimes product is purchased from the manufacturer and drop-shipped to the customer. We generally take control of the goods when shipped by the manufacturer and then recognize revenue when control of the product transfers to the customer. Revenues recognized are primarily for product sales, but may also include freight and handling charges. Our standard warehouse shipping terms are FOB shipping point, under which control passes to the customer at the time of shipment. Revenue is reported net of all taxes, primarily sales tax, assessed by governmental authorities as a result of revenue-producing transactions.

Outgoing Freight Expenses

We record approximately 95% of outgoing freight expenses as a component of selling, general and administrative expenses. Total outgoing freight expenses were $102.0 million, $101.0 million, and $78.9 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Cash and Cash Equivalents

We account for cash on hand, deposits in banks, and other short-term, highly liquid investments with an original maturity of three months or less as cash and cash equivalents.

Allowance for Credit Losses

We perform ongoing credit evaluations of our customers, and a significant portion of our trade receivables is secured by mechanic's lien or payment bond rights. We maintain allowances to reflect the expected uncollectability of trade receivables based on past collection history pooled on the aging of the receivables, specific risks identified in the receivables portfolio based on current conditions, and expected future economic conditions when necessary. Although actual credit losses have historically been within management's expectations, additional allowances may be required if the financial condition of our customers were to deteriorate.

Merchandise Inventory

Our inventory is comprised entirely of finished goods. Most of our inventory is stated at the lower of cost (generally determined using the last-in, first-out ("LIFO") cost method) or market. LIFO accounting is a method of accounting that, compared with other inventory accounting methods, generally provides better matching of current costs with current sales. Our remaining inventory is stated at the lower of cost or market determined using average cost.

We make provisions for obsolete or excess inventories as necessary to reflect reductions in inventory value.

Vendor Allowances

Our agreements with many of our suppliers provide for us to earn volume incentives based on purchases during the agreement period. Based on the provisions of our vendor agreements, we develop vendor accrual rates by estimating our performance under the agreements and the amounts that will be earned. We perform analyses and review historical trends to ensure the deferred amounts earned are appropriately recorded. Certain vendor agreements contain purchase volume incentives that provide for increased funding when graduated purchase volumes are met. Amounts accrued throughout the year are based on estimates of future activity levels, and could be materially impacted if actual purchase volumes differ. Changes in the estimated amount of incentives are treated as changes in estimate and are recognized in income from operations in the period in which the change in estimate occurs. In the event that the operating performance of our suppliers were to decline, however, there can be no assurance that amounts earned would be paid or that the volume incentives would continue to be included in future agreements.

Property and Depreciation

Property is recorded at cost. Depreciation is expensed on a straight-line basis over the estimated useful lives of the related assets. Interest costs incurred to finance expenditures for major long-term construction projects are capitalized as part of the asset's historical cost and included in property, then depreciated over the useful life of the asset. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is shorter. Expenditures for maintenance and repairs are charged to expense when incurred, while the costs of significant improvements, which extend the useful life of the underlying asset, are capitalized.

Fair Value

GAAP has established a fair value hierarchy, which prioritizes the inputs used in measuring fair value. The tiers in the hierarchy include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own data inputs and assumptions. We have used fair value measurements to value our pension plan assets.

Foreign Currency Exchange Rate

The functional currency for our Canadian subsidiary is the Canadian dollar. Accordingly, its balance sheet amounts are translated at the exchange rates in effect at the end of each reporting period and its statements of income amounts are translated at the average rates of exchange prevailing during the current period. Currency translation adjustments are included in accumulated other comprehensive loss.

Goodwill

Our goodwill is not amortized, but rather tested annually for impairment. Goodwill is reviewed annually in the fourth quarter and when circumstances or other events might indicate that impairment may have occurred. We first perform a qualitative assessment of goodwill impairment. The qualitative assessment considers several factors including the excess fair value over carrying value as of the last quantitative impairment test, the length of time since the last fair value measurement, the current carrying value, market conditions, actual performance compared to forecasted performance, and the current business outlook. If the qualitative assessment indicates that it is more likely than not that goodwill is impaired, the reporting unit would then be quantitatively tested for impairment. If a quantitative assessment would be required, the fair value would be determined using a variety of assumptions including estimated future cash flows of the reporting unit and applicable discount rates.

Definite Lived Intangible Assets

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed on a straight-line basis over the estimated periods benefited. Customer relationships, trade names and other non-contractual intangible assets with determinable lives are amortized over periods generally ranging from 2.5 to 20 years. Intangible assets are tested for impairment if events or circumstances occur indicating that the respective asset might be impaired.

Income Taxes

We recognize deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the financial statements or tax returns. A deferred tax asset or liability results from the temporary difference between an item's carrying value as reflected in the financial statements and its tax basis, and is calculated using enacted applicable tax rates. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is unable to reach the 'more likely than not' standard, a valuation allowance is established. Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements. We assess uncertainty regarding tax positions taken in previously filed returns and record reserves in accordance with the guidance under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, "Accounting for Uncertainty in Income Taxes". We classify interest expense and penalties associated with taxes and uncertain tax positions as part of our provision for income taxes based upon applicable federal and state interest/underpayment percentages.

Other Postretirement Benefits

We account for postretirement benefits other than pensions by accruing the costs of benefits to be provided over the eligible employees' periods of active service. These costs are determined on an actuarial basis. Our consolidated balance sheets reflect the funded status of postretirement benefits.

Pension Plan

We sponsor a noncontributory defined benefit pension plan accounted for by accruing the cost to provide the benefits over the eligible employees' periods of active service. These costs are determined on an actuarial basis. Our consolidated balance sheets reflect the funded status of the defined benefit pension plan.

Employee Deferred Compensation Trust

We have an employee deferred compensation trust to meet funding obligations for nonqualified pension benefits to certain participants in the supplemental benefit plan. Assets in the trust are classified as other non-current assets in the consolidated balance sheet. Earnings and losses on investments in the employee deferred compensation trust are reported in non-operating expenses, net in the consolidated statements of income.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities, and non-current operating lease liabilities on our consolidated balance sheets. Amounts related to finance leases are included in property, current portion of long-term debt, and long-term debt on our consolidated balance sheets. ROU assets and lease liabilities are recognized and measured on the date the underlying asset is made available to us.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. We use our incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Operating lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

For certain leases, such as real estate and information technology ("IT") equipment, we account for the lease and non-lease components as a single lease component. For all other leases, we account for the lease and non-lease components separately. Leases with a term of twelve months or less are not recorded on the consolidated balance sheets. Lease expenses associated with short-term leases are immaterial and are recorded in the consolidated statements of income in selling, general and administrative expenses. Additionally, for certain vehicle leases, we apply a portfolio approach to account for the operating lease ROU assets and liabilities.

Non-operating Expenses, net

Non-operating expenses, net are comprised of interest expense, net, earnings and losses on investments, which consists of highly liquid money market funds and a U.S. Treasury note, and non-service cost components of the net periodic benefit cost for the pension and other postretirement benefit plans. The non-service cost components include interest cost, expected return on plan assets, amortization of net actuarial gains/losses, amortization of prior service costs/gains, and charges due to settlement of certain plan liabilities.

Subsequent Events

On March 1, 2024, we completed a business acquisition by acquiring 100% of the target's outstanding equity interests. The acquisition was funded with cash on hand.

New Accounting Standards

In December 2022, the FASB issued Accounting Standards Update ("ASU") 2022-06, "Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848" which provides final guidance that defers the sunset date for applying the reference rate reform relief in ASC 848 to December 31, 2024, from December 31, 2022. The guidance is effective upon issuance. We have transitioned to the Secured Overnight Financing Rate ("SOFR") as our reference rate effective March 29, 2023, as described in Note 12, "Debt". The adoption of this Update did not have a material impact on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" which requires public entities to provide enhanced disclosures of significant segment expenses and other segment items. Public entities with a single reportable segment must provide all the disclosures required by Topic 280, including the significant segment expense disclosures. The guidance requires public entities to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. The guidance applies to all public entities and is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. The guidance shall be applied retrospectively to all periods presented in the financial statements. We are currently evaluating the impact of adopting the Update to our required disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" which is intended to enhance the transparency and decision usefulness of income tax disclosures. The guidance addresses investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. The guidance is effective for annual periods beginning after December 15, 2024, and shall be applied on a prospective basis. We are currently evaluating the impact of this Update on our consolidated financial statements and expect considerable expansion of our income tax footnote disclosures.

3. REVENUE

The following table summarizes the percentages of our net sales attributable to each of our vertical markets for the years ended December 31, 2023, 2022 and 2021:

	For the Years Ended December 31,		
	2023	2022	2021
Construction	**58.4 %**	56.8 %	58.5 %
CIG	**23.3**	26.0	25.5
Industrial & Utility	**18.3**	17.2	16.0
Total net sales	**100.0 %**	100.0 %	100.0 %

Certain reclassifications have been made to the vertical market assigned to customers in the prior year's information to conform to the December 31, 2023 presentation.

We had no material contract assets, contract liabilities, or deferred contract costs recorded on the consolidated balance sheet as of December 31, 2023 and 2022. In addition, for the years ended December 31, 2023, 2022 and 2021, revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period is not material.

4. ALLOWANCES FOR CASH DISCOUNTS AND CREDIT LOSSES

The following table summarizes the activity in the allowances for cash discounts and credit losses:

	Beginning Balance		Provision (Charged to Expense)		Deductions		Ending Balance
For the Year Ended December 31, 2023							
Allowance for cash discounts	$	**3.6**	$	**51.7**	$	**(51.7)**	$	**3.6**
Allowance for credit losses		**9.8**		**6.2**		**(6.0)**		**10.0**
Total	$	**13.4**	$	**57.9**	$	**(57.7)**	$	**13.6**
For the Year Ended December 31, 2022							
Allowance for cash discounts	$	3.8	$	47.4	$	(47.6)	$	3.6
Allowance for credit losses		5.3		8.9		(4.4)		9.8
Total	$	9.1	$	56.3	$	(52.0)	$	13.4
For the Year Ended December 31, 2021							
Allowance for cash discounts	$	2.9	$	44.3	$	(43.4)	$	3.8
Allowance for credit losses		4.0		1.9		(0.6)		5.3
Total	$	6.9	$	46.2	$	(44.0)	$	9.1

5. INVENTORY

Our inventory, comprised entirely of finished goods, is stated at the lower of cost (generally determined using the LIFO cost method) or market. Inventories valued using the LIFO method comprised 80% and 85% of the total inventories at December 31, 2023 and 2022, respectively. Had the first-in, first-out ("FIFO") method been used, merchandise inventory would have been $453.3 million and $492.8 million greater than reported under the LIFO method at December 31, 2023 and 2022, respectively. In 2023, we liquidated portions of previously created LIFO layers, resulting in increases in cost of merchandise sold of $5.2 million. We did not liquidate any portion of previously-created LIFO layers in 2022 and 2021.

Reserves for excess and obsolete inventories were $23.7 million and $17.9 million at December 31, 2023 and 2022, respectively. The change in the reserve for excess and obsolete inventories, included in cost of merchandise sold, was $5.8 million, $3.9 million, and $5.4 million for the years ended December 31, 2023, 2022, and 2021, respectively.

6. PROPERTY AND DEPRECIATION

We provide for depreciation and amortization using the straight-line method over the following estimated useful asset lives:

Classification	Estimated Useful Asset Life
Buildings	42 years
Leasehold improvements	Over the shorter of the asset's useful life or the lease term
Furniture, fixtures, equipment and software	3 to 14 years
Assets held under finance leases	Over the shorter of the asset's useful life or the lease term

Depreciation expense was $43.1 million, $37.6 million, and $36.2 million in 2023, 2022, and 2021, respectively.

At the time property is retired or otherwise disposed, the asset and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to other income, net.

We consider properties to be assets held for sale when all of the following criteria are met: (i) a formal commitment to a plan to sell a property has been made and exercised; (ii) the property is available for sale in its present condition; (iii) actions required to complete the sale of the property have been initiated; (iv) sale of the property is probable and we expect the sale will occur within one year; and (v) the property is being actively marketed for sale at a price that is reasonable given its current market value.

Upon designation as an asset held for sale, we record the carrying value of each property at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and depreciation of the property ceases. We had $6.7 million of assets held for sale at December 31, 2023 and 2022. We did not sell any assets classified as held for sale in 2023 and 2022. During the year ended December 31, 2021, we sold assets classified as held for sale with a net book value of $0.4 million, and recorded a net gain of $9.1 million in other income, net.

Where applicable, we capitalize qualifying internal and external costs incurred to develop or obtain software for internal use during the application development stage. Costs incurred during the pre-application development and post-implementation stages are expensed as incurred. We capitalized software and software development costs of $11.9 million and $2.1 million in 2023 and 2022, respectively, and the amounts are recorded in software.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For assets classified as held and used, impairment may occur if projected undiscounted cash flows are not adequate to cover the carrying value of the assets. In such cases, additional analysis is conducted to determine the amount of the loss to be recognized. The impairment loss is calculated as the difference between the carrying amount of the asset and its estimated fair value. The analysis requires estimates of the amount and timing of projected cash flows and, where applicable, selection of an appropriate discount rate. Such estimates are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed necessary. We did not recognize any impairment on property for the years ended December 31, 2023, 2022 and 2021.

7. LEASES

We have operating and finance leases for corporate offices, warehouse buildings, sales offices, branch locations, vehicles, and certain equipment. Our leases have remaining lease terms of one to ten years, some of which may include options to extend the leases for up to five years, and some of which may include options to terminate the leases within one year. In addition to fixed lease payments, we incur variable lease charges that are recognized as incurred. These charges are primarily for maintenance and real estate taxes on leased facilities.

The components of the lease expense for the years ended December 31, 2023, 2022, and 2021 were as follows:

| | For the Years Ended December 31, | | | | | |
	2023		2022		2021	
Operating lease cost	$	58.4	$	43.8	$	38.4
Finance lease cost:						
Amortization of right-of-use assets		1.5		1.9		2.0
Interest on lease liabilities		0.3		0.4		0.5
Total finance lease cost		1.8		2.3		2.5
Variable lease cost		15.3		12.4		10.5
Total lease cost	$	75.5	$	58.5	$	51.4

Supplemental balance sheet information at December 31, 2023 and 2022 related to leases was as follows:

		December 31,		
		2023		2022
Operating leases:				
Operating lease right-of-use assets	$	216.8	$	175.3
Favorable lease interests, net		2.4		0.7
Total operating lease right-of-use assets	$	219.2	$	176.0
Current operating lease liabilities	$	51.9	$	43.9
Non-current operating lease liabilities		183.4		147.1
Total operating lease liabilities	$	235.3	$	191.0
Finance leases:				
Property, at cost	$	13.4	$	12.8
Accumulated depreciation and amortization		(9.8)		(8.6)
Net property	$	3.6	$	4.2
Current obligations of finance leases	$	1.9	$	1.6
Finance leases, net of current obligations		2.8		3.9
Total finance lease liabilities	$	4.7	$	5.5
Weighted average remaining lease term:				
Operating leases		5.0 years		5.5 years
Finance leases		2.9 years		3.6 years
Weighted average discount rate:				
Operating leases		4.2%		3.2%
Finance leases		7.4%		7.3%

Supplemental cash flow and other information for the years ended December 31, 2023, 2022, and 2021 related to leases was as follows:

		For the Years Ended December 31,				
		2023		2022		2021
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	57.9	$	42.6	$	39.0
Operating cash flows from finance leases		0.3		0.4		0.5
Financing cash flows from finance leases		1.8		2.1		2.3
Right-of-use assets obtained in exchange for lease liabilities:						
Operating leases[A]	$	92.5	$	82.1	$	54.7
Finance leases		1.0		1.5		0.4

[A] Includes $20.5 million, $2.9 million, and $15.8 million of operating leases established as a result of our acquisitions during 2023, 2022 and 2021, respectively. See Note 17, "Acquisitions", for further information.

Future minimum lease payments under non-cancellable leases as of December 31, 2023, were as follows:

| | December 31, 2023 | | | |
	Operating Leases		Finance Leases	
Future minimum lease payments				
2024	$	60.5	$	2.1
2025		55.6		1.6
2026		47.1		0.8
2027		39.3		0.4
2028		27.4		0.3
Thereafter		32.1		0.1
Total future minimum lease payments	$	262.0	$	5.3
Less: imputed interest		(26.7)		(0.6)
Total lease obligation	$	235.3	$	4.7
Less: current obligations		(51.9)		(1.9)
Long-term lease obligation	$	183.4	$	2.8

8. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31 were as follows:

	2023		2022	
Beginning balance	$	83.1	$	57.1
Acquisitions and purchase accounting adjustments		95.7		26.5
Foreign currency translation impact		0.2		(0.5)
Ending balance	$	179.0	$	83.1

As of December 31, 2023, we have completed our annual impairment test and concluded that there is no impairment of our goodwill. We did not recognize any goodwill impairment in 2022 and 2021.

Intangible Assets

Intangible assets consist of the following:

| | As of December 31, 2023 | | | | | | |
	Asset Life	Weighted Average Life	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
Customer relationships	6 to 20 years	15.3 years	$	226.9	$ (27.9)	$	199.0
Trade name	5 to 20 years	16.9 years		69.8	(8.9)		60.9
Non-compete agreements	3 to 7 years	5.2 years		2.5	(0.7)		1.8
Other intangible assets	2.5 to 10 years	3.9 years		0.7	(0.5)		0.2
Total		15.5 years	$	299.9	$ (38.0)	$	261.9

	Asset Life	Weighted Average Life		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
				As of December 31, 2022				
Customer relationships	6 to 20 years	12.9 years	$	78.4	$	(16.4)	$	62.0
Trade name	5 to 20 years	18.9 years		33.2		(5.9)		27.3
Non-compete agreements	3 to 7 years	5.3 years		1.3		(0.5)		0.8
Other intangible assets	2.5 to 10 years	3.9 years		0.7		(0.2)		0.5
Total		14.5 years	$	113.6	$	(23.0)	$	90.6

We did not incur impairment losses related to our intangible assets during the years ended December 31, 2023, 2022, and 2021. Amortization expense for intangible assets was $15.0 million, $6.3 million, and $4.3 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Estimated future amortization expense related to our intangible assets for the years ending December 31 is as follows:

2024	$	20.5
2025		20.2
2026		18.7
2027		18.5
2028		18.0
After 2028		166.0
Total	$	261.9

9. INCOME TAXES

The components of income before taxes and the provision for income taxes recorded in the consolidated statements of income are as follows:

		For the Years Ended December 31,				
Components of Income before Taxes		2023		2022		2021
Domestic	$	591.9	$	573.6	$	327.6
Foreign		37.4		35.9		23.3
Income before taxes	$	629.3	$	609.5	$	350.9

		For the Years Ended December 31,				
Components of Income Tax Provision		2023		2022		2021
Current expense:						
U.S. Federal	$	109.7	$	119.5	$	77.3
State		29.1		28.8		18.2
Foreign		10.7		10.5		6.5
Total current expense	$	149.5	$	158.8	$	102.0
Deferred expense (benefit):						
U.S. Federal	$	11.9	$	(2.1)	$	(10.9)
State		3.7		(0.6)		(3.2)
Foreign		(0.2)		(0.3)		—
Total deferred expense (benefit)	$	15.4	$	(3.0)	$	(14.1)
Total income tax provision	$	164.9	$	155.8	$	87.9

A reconciliation between the statutory U.S. federal income tax rate and the effective tax rate in the consolidated statements of income is as follows:

	For the Years Ended December 31,		
	2023	2022	2021
Statutory U.S. federal income tax rate	21.0 %	21.0 %	21.0 %
State and local income taxes, net of federal benefit	4.1	3.7	3.3
Other, net	1.1	0.9	0.7
Effective tax rate	26.2 %	25.6 %	25.0 %

We determine our deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of our assets and liabilities calculated using enacted applicable tax rates. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements. The following deferred tax assets (liabilities) were recorded at December 31:

Assets (Liabilities)		2023		2022
Pension	$	23.5	$	28.9
Operating lease liabilities		58.8		47.2
Postretirement benefits		16.1		16.0
Inventory		25.2		20.1
Payroll accruals		6.1		5.4
Computer software		3.7		—
Bad debt reserves		2.0		2.2
Other deferred tax assets		19.0		19.6
Subtotal		154.4		139.4
Less: valuation allowances		(1.1)		(0.8)
Deferred tax assets		153.3		138.6
Fixed assets		(50.6)		(41.4)
Operating lease right-of-use assets		(54.1)		(43.2)
Computer software		—		(0.8)
Other deferred tax liabilities		(23.0)		(22.3)
Deferred tax liabilities		(127.7)		(107.7)
Net deferred tax assets	$	25.6	$	30.9

Deferred income taxes included in non-current assets (liabilities) at December 31 were:

		2023		2022
Deferred tax assets included in other non-current assets	$	28.1	$	33.6
Deferred tax liabilities included in other non-current liabilities		(2.5)		(2.7)
Total	$	25.6	$	30.9

Operating loss and tax credit carryforwards included in net deferred tax assets, all of which expire between 2025 and 2032, at December 31 were:

		2023		2022
U.S. Federal	$	1.1	$	0.8
State		0.1		0.2

We have placed valuation allowances of $1.1 million and $0.8 million for 2023 and 2022, respectively, relating to federal foreign tax credits that are not expected to be utilized prior to expiration.

As of December 31, 2023, we have no material undistributed earnings of non-U.S. subsidiaries due to the one-time transition tax and global intangible low-taxed income ("GILTI") provisions enacted under the Tax Cuts and Jobs Act ("TCJA"). No additional income taxes have been provided for any outside basis differences inherent in these foreign entities, as these amounts continue to be indefinitely reinvested in foreign operations. We have made an accounting policy election to treat GILTI as a period cost rather than accounting for it as part of deferred taxes. Due to the high-tax exception election made in 2022 and 2023, our GILTI period cost was immaterial in each year.

Our federal income tax returns for the tax years 2020 and forward are available for examination by the United States Internal Revenue Service ("IRS"). The statute of limitations for the 2020 federal return will expire on October 15, 2024, unless extended by consent. Our state income tax returns for 2019 through 2023 remain subject to examination by various state authorities with the latest period closing on December 31, 2028. We have not extended the statutes of limitations in any state jurisdictions with respect to years prior to 2019.

On August 16, 2022, President Biden signed H.R. 5376, the Inflation Reduction Act of 2022 ("IRA"). This legislation includes a 15% corporate alternative minimum tax among its key tax provisions effective for years beginning after December 31, 2022. We do not anticipate a material impact to the Company as historical earnings do not exceed applicable thresholds.

In 2021, the Organization for Economic Cooperation and Development ("OECD") introduced a framework, referred to as Pillar Two, creating a 15% global minimum effective tax rate for large multinational corporations. Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Company operates, effective beginning January 1, 2024. We have performed an analysis of potential exposure to Pillar Two income taxes based on the most recent information available regarding the financial performance of the constituent entities. Based on the initial assessment performed, the Pillar Two effective tax rates in all jurisdictions in which the Company operates are above 15% and management is not currently aware of any circumstances under which this might change. Therefore, we do not expect a material impact for Pillar Two top-up taxes as legislation becomes effective in 2024.

Our unrecognized tax benefits of $0.4 million, $0.5 million, and $1.0 million as of December 31, 2023, 2022, and 2021, respectively, are uncertain tax positions that would impact our effective tax rate if recognized. We are periodically engaged in tax return examinations, reviews of statute of limitations periods, and settlements surrounding income taxes. We do not anticipate a material change in unrecognized tax benefits during the next twelve months.

Our uncertain tax benefits, and changes thereto, during 2023, 2022, and 2021 were as follows:

	2023		2022		2021
Balance at January 1,	$	**0.5**	$	1.0	$	1.7
Reductions for tax positions of prior years		**(0.1)**		(0.5)		(0.7)
Balance at December 31,	$	**0.4**	$	0.5	$	1.0

We classify interest expense and penalties as part of our provision for income taxes based upon applicable federal and state interest/underpayment percentages. We have accrued $0.1 million in interest and penalties at both December 31, 2023 and 2022. Interest was computed on the difference between the provision for income taxes recognized in accordance with GAAP and the amount of benefit previously taken or expected to be taken in our federal, state, and local income tax returns.

10. CAPITAL STOCK

Our common stock is 100% owned by active and retired employees, and there is no public trading market for our common stock. Since 1928, substantially all of the issued and outstanding shares of common stock have been held of record by voting trustees under successive voting trust agreements. A new Voting Trust Agreement was established effective March 3, 2017, which expires by its terms on March 1, 2027 because under applicable New York law, a voting trust may not have a term greater than ten years. At December 31, 2023, approximately 83% of our outstanding common stock was held in the voting trust. The participation of shareholders in the voting trust is voluntary at the time the voting trust is created, but is irrevocable during its term. Shareholders who elect not to participate in the voting trust hold their common stock as shareholders of record. Shareholders may elect to participate in the voting trust at any time during the term of the voting trust.

No holder of our common stock or voting trust interests representing our common stock ("common stock", "common shares", or "shares") may sell, transfer or otherwise dispose of any shares without first offering us the option to purchase those shares at the price at which they were issued. We also have the option to purchase at the issue price the common shares of any shareholder who ceases to be an employee for any reason other than death or "retirement" (as defined in our amended restated certificate of incorporation), and on the first anniversary of any holder's death. In the past, we have always exercised these purchase options and we expect to continue to do so in the foreseeable future. However, we can make no assurance that we will continue to exercise our purchase option in the future. All outstanding shares have been issued at $20.00 per share.

During 2023, eligible employees and qualified retirees subscribed for 1,347,781 shares totaling $27.0 million. Subscribers elected to make payments under one of the following options: (i) all shares subscribed for on or before January 5, 2024; or (ii) all shares subscribed for in installments paid through payroll deductions (or in certain cases where a subscriber is no longer on our payroll, through direct monthly payments) over an eleven-month period.

Common shares were delivered to subscribers as of January 12, 2024, in the case of shares paid for on or before January 5, 2024. Shares will be issued and delivered to subscribers on a quarterly basis, as of the tenth day of March, June, September, and December, to the extent full payments for shares are made in the case of subscriptions under the installment method.

Shown below is a summary of shares purchased and retired by the Company during the three years ended December 31:

| | Shares of Common Stock | |
	Purchased	Retired
2023	**1,016,132**	**1,010,521**
2022	735,641	725,186
2021	794,227	798,166

We also have authorized 10,000,000 shares of Delegated Authority Preferred Stock ("preferred stock"), par value one cent ($0.01). The preferred stock may be issued in one or more series, with the designations, relative rights, preferences, and limitations of shares of each such series being fixed by a resolution of our Board of Directors. There were no shares of preferred stock outstanding at December 31, 2023 and 2022.

On December 13, 2023, our Board of Directors declared a 20% common stock dividend. Each shareholder was entitled to one share of common stock for every five shares held as of December 18, 2023. The stock was issued on February 2, 2024. On December 7, 2022, our Board of Directors declared a 15% common stock dividend. Each shareholder was entitled to three shares of common stock for every twenty shares held as of December 12, 2022. The stock was issued on February 3, 2023.

11. NET INCOME PER SHARE OF COMMON STOCK

The computation of net income per share of common stock is based on the average number of common shares outstanding during each year, adjusted in all periods presented for the declaration of a 20% stock dividend declared in 2023, and a 15% stock dividend declared in 2022. The average number of shares used in computing net income per share of common stock at December 31, 2023, 2022, and 2021 was 32,121,723 shares, 31,870,071 shares, and 31,455,629 shares, respectively.

12. DEBT

		December 31,		
Long-term Debt		**2023**		2022
Finance arrangements, various maturities, with a weighted average interest rate of 7.4%	$	**4.7**	$	5.5
Less current portion		**(1.9)**		(1.6)
Long-term Debt	$	**2.8**	$	3.9

Long-term Debt matures as follows:

2024	$	1.9
2025		1.5
2026		0.7
2027		0.3
2028		0.3
	$	4.7

The carrying amount of our outstanding long-term, fixed-rate debt exceeded its fair value by $0.2 million and $0.3 million at December 31, 2023 and 2022, respectively. The fair value of the long-term, fixed-rate debt is estimated by calculating future cash flows at interpolated Treasury yields with similar maturities, plus an estimate of our credit risk spread. The fair value of our variable-rate short- and long-term debt approximates its carrying value at December 31, 2023 and 2022, respectively.

Revolving Credit Facility

At December 31, 2022, we, along with Graybar Canada Limited, our Canadian operating subsidiary ("Graybar Canada"), had an unsecured, five-year, $750.0 million committed revolving credit agreement maturing in August 2026 with Bank of America, N.A. and the other lenders named therein (the "Revolving Credit Facility"), which included a combined letter of credit sub-facility of up to $25.0 million, a U.S. swing-line loan facility of up to $75.0 million, and a Canadian swing-line loan facility of up to $20.0 million. The Revolving Credit Facility included a $100.0 million sublimit (in U.S. or Canadian dollars) available for borrowings by Graybar Canada. Our borrowing availability under the facility is reduced by the amount of borrowings by Graybar Canada, but we may use the sublimit amount to increase our borrowings, to the extent available. If we were to use available borrowings under the Revolving Credit Facility that included the sublimit amount, then Graybar Canada's available capacity would be reduced by our use of such amount. The Revolving Credit Facility contained an accordion feature, which allowed us to request increases in the aggregate borrowing commitments of up to $375.0 million.

On March 29, 2023, we, along with Graybar Canada, amended the Revolving Credit Facility, pursuant to the terms and conditions of a Fifth Amendment to Credit Agreement, dated as of March 29, 2023 (the "Amended Credit Agreement"), by and among Graybar, as parent borrower, Graybar Canada Limited, as a borrower, the lenders party thereto, Bank of America, N.A. as Domestic Administrative Agent, Domestic Swing Line Lender and Domestic L/C Issuer and Bank of America, N.A., acting through its Canada Branch, as Canadian Administrative Agent, Canadian Swing Line Lender and Canadian L/C Issuer.

The Amended Credit Agreement replaced the London Interbank Offered Rate ("LIBOR")-based Eurodollar reference interest rate with a reference interest rate based on Term SOFR and introduced transition language for the Canadian Dealer Offered Rate ("CDOR"), in anticipation of the eventual discontinuation of CDOR, which is expected to be on or before June 28, 2024. Our borrowing availability remains unchanged under the Amended Credit Agreement.

Interest on our borrowings under the Amended Credit Agreement will be based on, at the borrower's election, either (A) (i) the base rate (as defined in the agreement) or (ii) term SOFR (in the case U.S. dollar-denominated borrowings) or (B) (i) the base rate (as defined in the agreement) or (ii) CDOR (in the case of Graybar Canada as borrower with respect to Canadian dollar-denominated borrowings), in each case plus an applicable margin, as determined by the pricing grid set forth in the Amended Credit Agreement. The Amended Credit Agreement added CDOR fallback language to address the announced future cessation of specified Canadian dollar CDOR tenor settings. In connection with such a borrowing, the applicable borrower will also select the term of the loan from available tenors, up to six months, or automatically renew with the consent of the lenders. Swing line loans, which are daily loans, will bear interest at a rate based on, at the borrower's election, either (i) the base rate or (ii) the SOFR daily floating rate (or CDOR, in the case of Graybar Canada with respect to Canadian dollar-denominated borrowings). In addition to interest payments, there are certain fees and obligations associated with borrowings, swing-line loans, letters of credit and other administrative matters.

Borrowings of Graybar Canada may be in U.S. dollars or Canadian dollars. The obligations of Graybar Canada are secured by the guaranty of Graybar and any material domestic subsidiaries of Graybar (as defined). Under no circumstances will Graybar Canada use its borrowings to benefit Graybar or its operations, including without limitation to repay any of Graybar's obligations under the facility.

The Amended Credit Agreement provides for a quarterly commitment fee ranging from 0.25% to 0.40% per annum, subject to adjustment based upon the consolidated leverage ratio for a fiscal quarter, and letter of credit fees ranging from 1.00% to 1.60% per annum payable quarterly, subject to such adjustment. Borrowings can be either base rate loans plus a margin ranging from 0.00% to 0.60%, or SOFR loans plus a margin ranging from 1.00% to 1.60%, both subject to adjustment based upon the consolidated leverage ratio, or an alternative benchmark rate. Availability under the Amended Credit Agreement is subject to the accuracy of representations and warranties and absence of a default and, in the case of Canadian borrowings denominated in Canadian dollars, the absence of a material adverse change in the national or international financial markets, which would make it impracticable to lend Canadian dollars.

The Amended Credit Agreement contains customary affirmative and negative covenants for credit facilities of this type, including limitations on us and all but certain of our subsidiaries with respect to indebtedness (with specified, limited exceptions), liens, changes in the nature of our business, investments, mergers and acquisitions, issuance of equity securities, dispositions of assets and dissolution of certain subsidiaries, transactions with affiliates, as well as securitizations, factoring transactions, and transactions with sanctioned parties or in violation of certain US or Canadian anti-corruption and anti-money laundering laws. There are also maximum leverage ratio and minimum interest coverage ratio financial covenants to which we will be subject during the term of the Amended Credit Agreement.

The Amended Credit Agreement also provides for customary events of default, including a failure to pay principal, interest or fees when due, failure to comply with covenants, the fact that any representation or warranty made by any of the credit parties is materially incorrect, the occurrence of an event of default under certain other indebtedness by us and our subsidiaries, the commencement of certain insolvency or receivership events affecting any of the credit parties, certain actions under the Employee Retirement Income Security Act of 1974 ("ERISA") and the occurrence of a change in control of any of the credit parties (subject to certain permitted transactions as described in the Amended Credit Agreement). Upon the occurrence of an event of default, the commitments of the lenders may be terminated and all outstanding obligations of the credit parties under the Amended Credit Agreement may be declared immediately due and payable.

We were in compliance with all covenants under the Amended Credit Agreement and Revolving Credit Facility, respectively, as of December 31, 2023 and 2022.

There were no short-term borrowings at December 31, 2023. There were $31.6 million in short-term borrowings at December 31, 2022, of which $30.0 million were under the Revolving Credit Facility with the remainder attributable to bank overdrafts.

Short-term borrowings outstanding during the year ended December 31, 2023 ranged from a minimum of no short-term borrowings to a maximum of $232.0 million. Short-term borrowings outstanding during the year ended December 31, 2022 ranged from a minimum of no short-term borrowings to a maximum of $173.1 million. The average daily amount of borrowings outstanding under the Amended Credit Agreement during 2023 amounted to approximately $62.1 million at weighted-average interest rates of 6.09%. The average daily amount of borrowings outstanding under the Revolving Credit Facility during 2022 amounted to approximately $65.7 million at weighted-average interest rates of 1.98%.

At December 31, 2023, we had available unused committed lines of credit under the Amended Credit Agreement amounting to $746.4 million, compared to $718.1 million at December 31, 2022 under the Revolving Credit Facility.

Interest expense, net was $2.7 million, $2.0 million, and $1.0 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Private Placement Shelf Agreements

We have an uncommitted, unsecured private placement shelf agreement (the "Prudential Shelf Agreement") with PGIM, Inc., which is expected to allow us to issue senior promissory notes to affiliates of PGIM, Inc. at fixed rate terms to be agreed upon at the time of any issuance during a three-year issuance period. On July 20, 2023, we amended the Prudential Shelf Agreement to increase the borrowing availability from $100.0 million to $200.0 million and to extend the issuance period to August 2026.

We also have an uncommitted, unsecured $150.0 million private placement shelf agreement (the "MetLife Shelf Agreement") with MetLife Investment Management, LLC (formerly known as MetLife Investment Advisors, LLC), and MetLife Investment Management Limited (collectively, "MetLife") and each other MetLife affiliate that becomes a party to the agreement. The MetLife Shelf Agreement is expected to allow us to issue senior promissory notes to MetLife at fixed or floating rate economic terms to be agreed upon at the time of issuance during a three-year issuance period ending in June 2024.

We remain obligated under a most favored lender clause which is designed to ensure that any notes in the future under the Prudential Shelf Agreement and MetLife Shelf Agreement will continue to be of equal ranking with indebtedness under our Amended Credit Agreement.

No notes have been issued under either the Prudential Shelf Agreement or the MetLife Shelf Agreement as of December 31, 2023 and 2022.

Each shelf agreement contains representations and warranties of the Company and the applicable lender, events of default and affirmative and negative covenants, customary for agreements of this type. These covenants are substantially similar to those contained in the Amended Credit Agreement, subject to a number of exceptions and qualifications set forth in the applicable shelf agreement. All outstanding obligations of Graybar under one or both of these agreements may be declared immediately due and payable upon the occurrence of an event of default.

We were in compliance with all covenants under the Prudential Shelf Agreement and the MetLife Shelf Agreement as of December 31, 2023 and 2022.

Letters of Credit

We had total letters of credit of $9.4 million outstanding at December 31, 2023, of which $3.6 million were issued under the Amended Credit Agreement. We had total letters of credit of $7.8 million outstanding at December 31, 2022, of which $1.9 million were issued under the Revolving Credit Facility. The letters of credit are issued primarily to support certain workers' compensation insurance policies and support performance under certain customer contracts.

13. PENSION AND OTHER POSTRETIREMENT BENEFITS

We have a noncontributory defined benefit pension plan (the "Pension Plan") covering substantially all employees first hired prior to July 1, 2015 after the completion of one year of service and 1,000 hours of service. The Pension Plan provides retirement benefits based on an employee's final average earnings and years of service. A supplemental benefit plan provides nonqualified pension benefits for compensation in excess of the IRS compensation limits applicable to the Pension Plan and eligible compensation deferred by a participant.

Our funding policy is to make contributions to the Pension Plan, provided that the total annual contributions will not be less than ERISA and the Pension Protection Act of 2006 minimums or greater than the maximum tax-deductible amount, to review the contribution and funding strategy on a regular basis, and to allow discretionary contributions to be made by us from time to time. The assets of the Pension Plan are invested primarily in fixed income investments and equity securities. We pay nonqualified pension benefits when they are due according to the terms of the supplemental benefit plan. We established an employee deferred compensation trust in 2023 to meet funding obligations for nonqualified pension benefits to certain participants in the supplemental benefit plan. The assets of the trust are invested in a money market fund and a U.S. Treasury note.

We provide certain postretirement healthcare and life insurance benefits to retired employees. Substantially all of our employees hired or rehired prior to 2014 may become eligible for postretirement medical benefits if they reach the age and service requirements of the retiree medical plan and retire on a pension (except a deferred pension) under the Pension Plan. Postretirement life insurance benefits are insured through an insurance company. We fund postretirement benefits as incurred, and accordingly, there were no assets held in the postretirement benefits plan at December 31, 2023 and 2022.

The following table sets forth information regarding the funded status of our pension and other postretirement benefits as of December 31, 2023 and 2022:

| | | Pension Benefits | | | Postretirement Benefits | |
		2023	2022		2023	2022
Change in Benefit Obligation:						
Benefit obligation at beginning of period	$	577.9	$ 841.9	$	62.3	$ 75.1
Service cost		24.3	26.4		1.4	2.0
Interest cost		31.9	25.5		3.4	2.0
Actuarial loss (gain)		36.8	(221.0)		—	(12.0)
Benefits paid from plan assets		(44.7)	(0.4)		—	—
Benefits paid from Company assets		(3.9)	(2.0)		(4.8)	(5.3)
Plan participants' contributions		—	—		0.1	0.5
Administrative expenses paid		(5.5)	(1.5)		—	—
Settlements		—	(91.0)		—	—
Benefit Obligation at End of Period		616.8	577.9		62.4	62.3
Change in Plan Assets:						
Fair value of plan assets at beginning of period		433.1	680.7		—	—
Actual return on plan assets		25.3	(197.5)		—	—
Employer contributions[(A)]		103.9	44.8		4.7	4.8
Plan participants' contributions		—	—		0.1	0.5
Benefits paid[(A)]		(48.6)	(2.4)		(4.8)	(5.3)
Administrative expenses paid		(5.5)	(1.5)		—	—
Settlements		—	(91.0)		—	—
Fair Value of Plan Assets at End of Period		508.2	433.1		—	—
Unfunded Status	$	108.6	$ 144.8	$	62.4	$ 62.3

[(A)] Includes $3.9 million and $2.0 million paid from our assets for unfunded nonqualified pension benefits in fiscal years 2023 and 2022, respectively.

The accumulated benefit obligation for our Pension Plan was $572.2 million and $536.7 million at December 31, 2023 and 2022, respectively.

Amounts recognized in the consolidated balance sheet for the years ended December 31 consist of the following:

	Pension Benefits		Postretirement Benefits	
	2023	2022	2023	2022
Current accrued benefit cost	$ 1.3	$ 4.0	$ 6.5	$ 6.8
Non-current accrued benefit cost	107.3	140.8	55.9	55.5
Net amount recognized	$ 108.6	$ 144.8	$ 62.4	$ 62.3

Current accrued benefit cost for both pension benefits and postretirement benefits is included in other current liabilities in the consolidated balance sheets. Non-current accrued benefit cost for pension benefits and postretirement benefits are included in pension liability and postretirement benefits liability, respectively, in the consolidated balance sheets.

Amounts recognized in accumulated other comprehensive loss for the years ended December 31, net of tax, consist of the following:

	Pension Benefits		Postretirement Benefits	
	2023	2022	2023	2022
Net actuarial loss	$ 167.2	$ 138.1	$ —	$ —
Prior service cost	—	—	0.1	0.1
Accumulated other comprehensive loss	$ 167.2	$ 138.1	$ 0.1	$ 0.1

The actuarial loss for the Pension Plan in 2023 was primarily due to decreases in the discount rate compared to 2022 and due to plan experience. The actuarial gain for the Pension Plan in 2022 was primarily related to increases in the discount rate and increases in the lump sum interest rate assumption compared to compared to 2021.

Weighted-average assumptions used to determine the actuarial present value of the pension and postretirement benefit obligations as of December 31 are:

	Pension Benefits		Postretirement Benefits	
	2023	2022	2023	2022
Discount rate	5.17 %	5.55 %	5.31 %	5.70 %
Rate of compensation increase	4.14 %	4.28 %	—	—
Healthcare cost trend on covered charges	—	—	5.00 %	5.00 %

The net periodic benefit cost for the years ended December 31, 2023, 2022, and 2021 included the following components:

	Pension Benefits			Postretirement Benefits		
Components of Net Periodic Benefit Cost	2023	2022	2021	2023	2022	2021
Selling, general and administrative expenses:						
Service cost	$ 24.3	$ 26.4	$ 30.2	$ 1.4	$ 2.0	$ 2.2
Total selling, general and administrative expenses	$ 24.3	$ 26.4	$ 30.2	$ 1.4	$ 2.0	$ 2.2
Non-operating expenses, net:						
Interest cost	31.9	25.5	23.9	3.4	2.0	1.7
Expected return on plan assets	(28.9)	(30.2)	(30.6)	—	—	—
Amortization of:						
Net actuarial loss	1.1	17.4	32.3	—	0.6	0.8
Settlement charge	—	27.0	30.4	—	—	—
Total non-operating expenses, net	$ 4.1	$ 39.7	$ 56.0	$ 3.4	$ 2.6	$ 2.5
Net periodic benefit cost	$ 28.4	$ 66.1	$ 86.2	$ 4.8	$ 4.6	$ 4.7

During 2022, we made lump-sum pension benefit distributions exceeding the cumulative amount of service and interest cost components of the net periodic pension cost for the year, which is the settlement accounting threshold. During 2021, we made lump-sum pension benefit distributions and purchased nonparticipating annuity contracts exceeding the settlement accounting threshold. Accordingly, we recorded a non-cash pension settlement charge of $27.0 million, and $30.4 million in non-operating expenses, net on our consolidated statements of income for the years ended December 31, 2022 and 2021, respectively. These settlement charges represented the immediate recognition into expense of a portion of the unrecognized loss within accumulated other comprehensive loss in proportion to the share of the projected benefit obligation that was settled by the lump-sum pension benefit distributions and purchases of the nonparticipating annuity contracts. We did not record a non-cash pension settlement charge for the year ended December 31, 2023.

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 were:

	Pension Benefits			Postretirement Benefits		
	2023	2022	2021	**2023**	2022	2021
Discount rate	**5.55 %**	2.86% / 4.83%	2.62% / 2.72%	**5.70 %**	2.71 %	2.22 %
Expected return on plan assets	**5.25 %**	5.00 %	5.00 %	—	—	—
Rate of compensation increase	**4.14 %**	4.21 %	4.32 %	—	—	—
Healthcare cost trend on covered charges	—	—	—	**5.00 %**	5.00 %	5.00 %

A discount rate of 5.55% was used as of January 1, 2023 to determine the net periodic benefit cost for the Pension Plan. A discount rate of 2.86% was used as of January 1, 2022 to determine the net periodic benefit cost for the Pension Plan, which was increased to 4.83% effective September 30, 2022 for the remeasurement of the plan liability upon triggering settlement accounting. A discount rate of 2.62% was used as of January 1, 2021 to determine the net periodic benefit cost for the Pension Plan, which was increased to 2.72% effective September 30, 2021 for the remeasurement of the plan liability upon triggering settlement accounting. The expected return on plan assets assumption for the Pension Plan is a long-term assumption and was determined after evaluating input from both the plan's actuary and pension fund investment advisors, consideration of macroeconomic conditions, historical rates of return on plan assets, and anticipated current and long-term rates of return on the various classes of assets in which the plan invests.

For measurement of the postretirement benefits net periodic cost, a 5.00% annual rate of increase in per capita cost of covered healthcare benefits was assumed for 2023. The rate was assumed to remain at 5.00% in 2024 and to remain at that level thereafter.

We expect to fund $1.1 million for nonqualified pension benefits during 2024. Pension contributions are expected to be $40.0 million in 2024; however, additional contributions may be made at our discretion.

Estimated future defined benefit pension and other postretirement benefit plan payments to plan participants for the years ending December 31 are as follows:

Year	Pension Benefits	Postretirement Benefits
2024	$ 50.0	$ 6.7
2025	49.8	7.0
2026	51.7	7.4
2027	52.4	7.4
2028	54.3	7.4
2029-2033	268.0	31.7

The investment objective of our Pension Plan is to ensure that there are sufficient assets to fund regular pension benefits payable to employees over the long-term life of the plan. Our Pension Plan seeks to allocate plan assets in a manner that is closely duration-matched with the actuarial projected cash flow liabilities, consistent with prudent standards for preservation of capital, tolerance of investment risk, and maintenance of liquidity. Assets of the qualified pension plan are held by U.S. Bank National Association (the "Trustee").

Our Pension Plan utilizes a liability-driven investment ("LDI") approach to help meet these objectives. The LDI strategy employs a structured fixed-income portfolio designed to reduce volatility in the plan's future funding requirements and funding status. This is accomplished by using a blend of long duration government, quasi-governmental and corporate fixed-income securities, as well as appropriate levels of equity and alternative investments designed to optimize the plan's liability hedge ratio. Derivatives may also be used on fixed-income investments to manage interest rate exposure, volatility, duration, credit exposures, and asset class allocation. Derivatives are not allowed if the position creates economic portfolio leverage beyond the portfolio's investment objectives or if used for speculative purposes. In practice, the value of an asset portfolio constructed primarily of fixed income securities is inversely correlated to changes in market interest rates, primarily offsetting changes in the value of the pension benefit obligation caused by changes in the interest rate used to discount plan liabilities.

Asset allocation information for the Pension Plan at December 31, 2023 and 2022 is as follows:

Investment	2023 Actual Allocation	2023 Target Allocation Range	2022 Actual Allocation	2022 Target Allocation Range
Equity securities - U.S.	6 %	3-10 %	7 %	3-10 %
Equity securities - International	5 %	2-10 %	5 %	2-10 %
Fixed income investments	52 %	40-80 %	46 %	40-80 %
Hedge funds	1 %	2-8 %	6 %	2-8 %
Real assets	6 %	2-10 %	5 %	2-10 %
Private equity	8 %	2-8 %	8 %	2-8 %
Other investments	4 %	0-8 %	4 %	0-8 %
Short-term investments	18 %	1-10 %	19 %	1-10 %
Total	100 %	100 %	100 %	100 %

Actual asset allocation may occasionally fall outside of the target allocation range until rebalancing occurs.

The following is a description of the valuation methodologies used for assets held by the Pension Plan measured at fair value:

Equity securities - U.S.

Equity securities - U.S. consist of investments in publicly traded U.S. equity mutual funds. U.S. equity mutual funds are primarily large-capitalization stocks (defined as companies with market capitalization of more than $10 billion). U.S. publicly traded mutual funds are valued at the closing price reported on the active public market in which the individual securities are traded and are classified as Level 1.

Equity securities – International

Equity securities - International consist of investments in an international publicly traded mutual fund and a collective investment trust, and are primarily investments within developed and emerging markets. The publicly traded mutual fund is valued at the closing price reported on the active public market in which the individual securities are traded and are classified as Level 1. The collective investment trust is valued at the net asset value ("NAV") of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund. Audited financial statements are produced on an annual basis for the collective investment trust.

Fixed income investments

Fixed income investments consist of U.S. and international corporate bonds, government and government agency bonds, derivatives, as well as a collective trust that invests in U.S. government debt securities. U.S. and international corporate bonds and government and government agency bonds are valued by independent pricing services using various market and industry inputs and may include, but are not limited to, interest rates, yield curves, and credit spreads. As the significant inputs used are observable market inputs, these investments are classified as Level 2. Derivatives could include, but are not limited to, instruments such as U.S. Treasury futures, total returns swaps, and credit default swaps. Derivatives are valued by independent pricing services using direct and observable market inputs and are thus classified as Level 2. The collective trust is valued at the NAV of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund.

Hedge funds

Hedge funds consist of investments in various hedge funds structured as fund-of-funds (defined as a single fund that invests in multiple funds). The hedge funds use various investment strategies in an attempt to generate non-correlated returns. A fund-of-funds is designed to help diversify and reduce the risk of the overall portfolio. The hedge funds are valued at the NAV of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund. Audited financial statements are produced on an annual basis for the hedge funds.

Real assets

Real assets consist of a diversified mutual fund, and limited partnerships ("LP") that invest in real estate. The diversified mutual fund is valued using quoted prices in an active market, and is therefore classified as Level 1. The LP investments are valued at the NAV of units of the trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund. Audited financial statements are produced on an annual basis for the LP investments.

Private equity

Private equity is an asset class that is generally characterized as requiring long-term commitments and where liquidity is typically limited. Private equity investments do not have an actively traded market with readily observable prices. The investments are limited partnerships and are diversified across typical private equity strategies including: buyouts, co-investments, secondary offerings, venture capital, and special situations. Valuations are developed using a variety of proprietary model methodologies. Valuations may be derived from publicly available sources as well as information obtained from each fund's general partner based upon public market conditions and returns. All private equity investments are classified as Level 3, other than limited partnerships valued at the NAV of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund. Audited financial statements are produced on an annual basis for the private equity investments.

Other investments

Other investments consist of investments in a private debt fund and a high-yield bond fund. The private debt fund is valued using unobservable inputs with limited trading activity, and is therefore classified as Level 3. The high-yield bond fund is valued using the NAV based on the fair value of the underlying investments held by the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. Audited financial statements are produced on an annual basis for the private debt fund and the high-yield bond fund.

Short-term investments

Short-term investments includes cash and cash equivalents in a short-term fund which is valued at the NAV of units of the fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund.

The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe our Pension Plan valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There have been no changes in the methodologies for determining fair value at December 31, 2023 or 2022.

The following tables set forth, by level within the fair value hierarchy, the Pension Plan assets measured at fair value as of December 31, 2023 and 2022:

	December 31, 2023				
Investment	Investments Measured at NAV	Level 1	Level 2	Level 3	Total
Equity securities - U.S.	$ —	$ 30.1	$ —	$ —	$ 30.1
Equity securities - International	20.0	5.1	—	—	25.1
Fixed income investments	12.9	—	252.1	—	265.0
Hedge funds	7.5	—	—	—	7.5
Real assets	14.9	13.1	—	—	28.0
Private equity	17.6	—	—	22.2	39.8
Other investments	8.1	—	—	11.4	19.5
Short-term investments	93.2	—	—	—	93.2
Total	$ 174.2	$ 48.3	$ 252.1	$ 33.6	$ 508.2

Investment	December 31, 2022 Investments Measured at NAV	Level 1	Level 2	Level 3	Total
Equity securities - U.S.	$ —	$ 28.3	$ —	$ —	$ 28.3
Equity securities - International	9.1	13.4	—	—	22.5
Fixed income investments	12.7	—	185.5	—	198.2
Hedge funds	27.4	—	—	—	27.4
Real assets	20.2	1.3	—	—	21.5
Private equity	10.9	—	—	23.6	34.5
Other investments	5.4	—	—	11.4	16.8
Short-term investments	83.9	—	—	—	83.9
Total	$ 169.6	$ 43.0	$ 185.5	$ 35.0	$ 433.1

The tables below set forth a summary of changes in the fair value of the Pension Plan's Level 3 assets for the years ended December 31, 2023 and 2022:

December 31, 2023	Private Equity	Other Investments	Total
Balance, beginning of year	$ 23.6	$ 11.4	$ 35.0
Realized gains	0.2	—	0.2
Unrealized (losses) gains	(0.7)	1.3	0.6
Purchases	0.1	—	0.1
Sales	(1.0)	(1.3)	(2.3)
Balance, end of year	$ 22.2	$ 11.4	$ 33.6

December 31, 2022	Private Equity	Other Investments	Total
Balance, beginning of year	$ 21.7	$ 11.4	$ 33.1
Realized gains	0.8	0.2	1.0
Unrealized gains	2.3	0.7	3.0
Purchases	0.3	—	0.3
Sales	(1.5)	(0.9)	(2.4)
Balance, end of year	$ 23.6	$ 11.4	$ 35.0

14. PROFIT SHARING AND SAVINGS PLAN

We provide a defined contribution profit sharing and savings plan (the "Plan") covering substantially all of our eligible employees with an individual account for each participant. Employees may make voluntary before-tax and/or after-tax contributions to the saving portion of the Plan, ranging from 2% to 50% of pay, subject to limitations imposed by federal tax law, ERISA, and the Pension Protection Act of 2006. Substantially all employees hired or rehired after July 1, 2015 are eligible to receive a Company matching contribution beginning the first pay period after the completion of six months of service and 500 hours of service. The Company match is equal to 50% of an eligible employee's before-tax or Roth payroll contribution, up to 6% of pay per payroll period, with a maximum match per payroll period of 3%. The matching contribution expense under the Plan recognized by us was $7.2 million, $5.9 million, and $4.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Annual contributions made by us to the profit-sharing portion of the Plan are determined by the Board of Directors at its discretion, and are generally based on the profitability of the Company. Expense recognized by us under the profit-sharing portion of the Plan was $56.2 million, $78.7 million, and $71.3 million for the years ended December 31, 2023, 2022, and 2021, respectively.

15. COMMITMENTS AND CONTINGENCIES

We are subject to various claims, disputes, and administrative and legal matters incidental to our past and current business activities. As a result, contingencies can arise resulting from an existing condition, situation, or set of circumstances involving an uncertainty as to the realization of a possible loss.

We have in place insurance coverage for litigation defense and claim settlement costs incurred in connection with our asbestos claims. We estimate the value of probable insurance recoveries associated with our asbestos reserve based on management's interpretations and estimates surrounding the available or applicable insurance coverage. We estimate the future payments for litigation defense and claim settlement costs based on our historical liabilities and current and projected caseloads. At December 31, 2023, Graybar had $2.3 million and $38.4 million of insurance receivables recorded in other current assets and other non-current assets, respectively, and $2.3 million and $38.4 million recorded in other current liabilities and other non-current liabilities, respectively, related to our asbestos litigation defense and claims settlement reserve. At December 31, 2022, Graybar had $2.5 million and $41.5 million of insurance receivables recorded in other current assets and other non-current assets, respectively, and $2.5 million and $41.5 million recorded in other current liabilities and other non-current liabilities, respectively, related to our asbestos litigation defense and claims settlement reserve.

Estimated loss contingencies are accrued only if the loss is probable and the amount of the loss can be reasonably estimated. With respect to a particular loss contingency, it may be probable that a loss has occurred but the estimate of the loss is a wide range. If we deem an amount within the range to be a better estimate than any other amount within the range, that amount will be accrued. However, if no amount within the range is a better estimate than any other amount, the minimum amount of the range is accrued. While we believe that none of these claims, disputes, or administrative and legal matters will have a material adverse effect on our financial position, these matters are uncertain and we cannot at this time determine whether the financial impact, if any, of these matters will be material to our results of operations in the period in which such matters are resolved or a better estimate becomes available.

16. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss as of December 31 are as follows:

	2023	2022
Currency translation	$ (10.6)	$ (14.6)
Pension liability	(167.2)	(138.1)
Postretirement benefits liability	(0.1)	(0.1)
Accumulated other comprehensive loss	$ (177.9)	$ (152.8)

The following table represents the total amounts of actuarial losses recognized that were reclassified from accumulated other comprehensive loss for the years ended December 31, 2023 and 2022:

	2023	2022
	Amortization of Pension and Other Postretirement Benefits Items	**Amortization of Pension and Other Postretirement Benefits Items**
	Actuarial Losses Recognized	**Actuarial Losses Recognized**
Affected Line in Consolidated Statement of Income:		
Non-operating expenses, net[A]	$ **1.1**	$ 45.0
Tax benefit	**(0.3)**	(11.6)
Total reclassifications for the period, net of tax	$ **0.8**	$ 33.4

[A] Includes a pension settlement charge of $27.0 million in 2022.

The following table represents the activity included in accumulated other comprehensive loss for the years ended December 31, 2023 and 2022:

	2023			2022		
	Foreign Currency	**Pension and Other Postretirement Benefits**	**Total**	**Foreign Currency**	**Pension and Other Postretirement Benefits**	**Total**
Beginning balance January 1,	$ **(14.6)**	$ **(138.2)**	$ **(152.8)**	$ (5.0)	$ (175.5)	$ (180.5)
Other comprehensive income (loss) before reclassifications	**4.0**	**—**	**4.0**	(9.6)	—	(9.6)
Amounts reclassified from accumulated other comprehensive loss (net of tax $(0.3) and $(11.6))	**—**	**0.8**	**0.8**	—	33.4	33.4
Actuarial (loss) gain, (net of tax $10.4 and $(1.4))	**—**	**(29.9)**	**(29.9)**	—	3.9	3.9
Net current-period other comprehensive income (loss)	**4.0**	**(29.1)**	**(25.1)**	(9.6)	37.3	27.7
Ending balance December 31,	$ **(10.6)**	$ **(167.3)**	$ **(177.9)**	$ (14.6)	$ (138.2)	$ (152.8)

17. ACQUISITIONS

In 2023, we completed two acquisitions for a combined preliminary purchase price of $378.8 million in cash, net of cash acquired. The acquisitions were financed using cash on hand and short-term borrowings.

The following table sets forth the preliminary purchase price allocation and summarizes the estimated fair values of the assets acquired and liabilities assumed for the acquisitions. The purchase price allocation is preliminary pending finalization of the calculations of the fair values of the assets acquired and liabilities assumed, and the valuations of the acquired identifiable intangible assets.

	Fair Value
Current Assets	$ 153.6
Property	5.0
Goodwill	95.6
Intangible Assets	186.1
Other Non-current Assets	2.9
Current Liabilities	(64.4)
Total combined preliminary purchase price	**$ 378.8**

The fully tax-deductible goodwill resulting from the acquisitions largely consists of our expected future product sales and synergies from combining the newly acquired subsidiaries' products and services with our existing product and service offerings. The following table sets forth the components of preliminary identifiable intangible assets acquired and their useful lives:

	Weighted Average Life (in years)	Fair Value
Customer relationships	16.5	$ 148.3
Tradename	15.0	36.6
Non-Compete Agreements	5.0	1.2
Total Intangible Assets	**16.2**	**$ 186.1**

The fair values of the identified customer relationships and trade name intangible assets were estimated using the multi-period excess earnings and relief-from-royalty methods, respectively. Significant inputs used to value these identifiable intangible assets included projected revenues and expected operating margins, customer attrition rates, discount rates, and royalty rates.

Since the respective dates of the acquisitions, the results of the newly acquired subsidiaries are reflected in our consolidated financial statements, which consisted of approximately $301.5 million in revenue and $4.0 million in income from operations. Pro forma results of the acquisitions were not material; therefore, they are not presented.

In 2022, we completed acquisitions for a combined purchase price of $83.8 million in cash, net of cash acquired. The combined purchase price allocation resulted in $12.8 million and $27.4 million of tax-deductible goodwill and other intangible assets, respectively, and $12.4 million and $5.3 million of nondeductible goodwill and other intangible assets, respectively.

In 2021, we completed acquisitions for a combined purchase price of $89.7 million in cash, net of cash acquired. The combined purchase price allocation resulted in $20.9 million and $32.1 million of tax-deductible goodwill and other intangible assets, respectively.

The acquisitions above present a strategic opportunity for us to expand our reach in current geographies and provide a solid foundation for growth into new adjacent product lines and services.

18. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following tables set forth selected quarterly financial data for the years ended December 31, 2023 and 2022:

				2023				
For the Quarter Ended		March 31,		June 30,		September 30,		December 31,
Net sales	$	2,672.6	$	2,792.1	$	2,852.6	$	2,725.1
Gross margin		546.9		560.9		568.9		547.1
Net income attributable to the Company		124.8		124.2		117.7		96.7
Net income attributable to the Company per share of common stock[A]	$	3.87	$	3.86	$	3.67	$	3.02

[A]All periods adjusted for a 20% stock dividend declared in December 2023. Prior to these adjustments, the average common shares outstanding for the first, second, third, and fourth quarters of 2023 were 26,891,485 shares, 26,798,704 shares, 26,741,319 shares, and 26,680,115 shares, respectively.

				2022				
For the Quarter Ended		March 31,		June 30,		September 30,		December 31,
Net sales	$	2,381.8	$	2,672.6	$	2,789.7	$	2,690.3
Gross margin		479.3		539.8		574.2		553.8
Net income attributable to the Company		102.2		127.6		126.1		97.0
Net income attributable to the Company per share of common stock[A]	$	3.20	$	4.00	$	3.96	$	3.05

[A]All periods adjusted for a 20% stock dividend declared in December 2023 and a 15% stock dividend declared in December 2022. Prior to these adjustments, the average common shares outstanding for the first, second, third, and fourth quarters of 2022 were 23,113,523 shares, 23,101,970 shares, 23,091,318 shares, and 23,075,526 shares, respectively.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed in the reports that we file and submit under the Exchange Act is accumulated and communicated to Company management, including our Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023 was performed under the supervision and with the participation of management. Based on that evaluation, our management, including the Principal Executive Officer and Principal Financial Officer, concluded that our disclosure controls and procedures were effective as of December 31, 2023 to ensure that information required to be disclosed in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management of the Company, including its Principal Executive Officer and Principal Financial Officer, does not expect that our disclosure controls will prevent or detect all errors. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the control system's objective will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, have been detected. These inherent limitations include the realities that disclosure requirements may be misinterpreted and judgments in decision-making may be inexact.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management of the Company conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013),* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") issued in May 2013. Based on that evaluation, management of the Company concluded that our internal control over financial reporting was effective as of December 31, 2023.

As permitted by the SEC, management excluded the 2023 acquisitions from the assessment of internal control over financial reporting. The 2023 acquisitions represented approximately 12% of consolidated total assets and 3% consolidated net sales as of and for the year ended December 31, 2023. The operations of the acquired businesses will be included in the 2024 evaluation.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that have occurred during our last fiscal quarter that have materially affected, or are likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

On March 12, 2024, David G. Maxwell announced his intent to retire, effective June 1, 2024. In connection with his retirement, Mr. Maxwell also decided not to stand for re-election as a director in 2024. Mr. Maxwell currently serves as Senior Vice President – Sales. He will continue to serve as a director of the Company until June 1, 2024 or such earlier date as his successor is duly elected and qualified. He will also continue to serve as a Voting Trustee until June 1, 2024 or his earlier resignation.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information with respect to the directors of the Company who are nominees for election at the 2024 annual meeting of shareholders that is required to be included pursuant to this Item 10 will be included under the caption "Proposal 1: Nominees for Election as Directors" and "Information About the Board of Directors and Corporate Governance Matters" in the Company's Definitive Information Statement relating to the 2024 Annual Meeting (the "Information Statement") to be filed with the SEC pursuant to Rule 14c-5 under the Exchange Act, and is incorporated herein by reference.

The information with respect to our audit committee and audit committee financial expert, and nominating committee required to be included pursuant to this Item 10 will be included under the caption "Information About the Board of Directors and Corporate Governance Matters" in our Information Statement and is incorporated herein by reference.

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer (collectively "Covered Officers"). This code of ethics is appended to our business conduct guidelines for all employees. The business conduct guidelines and specific code for Covered Officers may be accessed at: www.graybar.com/store/en/gb/cm/company/legal and is also available in print without charge upon written request addressed to the Secretary of the Company at our principal executive offices.

Item 11. Executive Compensation

The information with respect to executive compensation, our advisory compensation committee, and the compensation committee interlocks and insider participation required to be included pursuant to this Item 11 will be included under the captions "Information About the Board of Directors and Corporate Governance Matters" and "Compensation Discussion and Analysis" in the Information Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information with respect to the security ownership of beneficial owners of more than 5% of the Common Stock and of directors and executive officers of the Company required to be included pursuant to this Item 12, will be included under the captions "Beneficial Ownership of More Than 5% of the Outstanding Common Stock" and "Beneficial Ownership of Management" in the Information Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

At the date of this report, there are no reportable transactions, business relationships or indebtedness of the type required to be included pursuant to this Item 13 between the Company and any beneficial owner of more than 5% of the Common Stock, the directors or nominees for director of the Company, the executive officers of the Company or the members of the immediate families of such individuals. If there is any change in that regard prior to the filing of the Information Statement, such information will be included under the caption "Transactions with Related Persons" in the Information Statement and shall be incorporated herein by reference.

The information with respect to director independence and to corporate governance required to be included pursuant to this Item 13 will be included under the captions "Proposal 1: Nominees for Election as Directors" and "Information about the Board of Directors and Corporate Governance Matters" in the Information Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information with respect to principal accountant fees and services required to be included pursuant to this Item 14 will be included under the caption "Relationship with Independent Registered Public Accounting Firm" in our Information Statement and is incorporated herein by reference.

Our independent registered public accounting firm is Ernst & Young LLP (PCAOB ID: 42).

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed as part of this report:

1.	**Financial Statements**	

All Consolidated Financial Statements of the Company as set forth under Item 8 of this Annual Report on Form 10-K.

2.   **Financial Statement Schedule**
None.

3.   **Exhibits**

3.1   Restated Certificate of Incorporation, as amended, filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated June 8, 2017 (Commission File No. 000-00255) and incorporated herein by reference.

3.2   By-laws of Graybar Electric Company, Inc., as amended as of March 8, 2023, filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022 (Commission File No. 000-00255) and incorporated herein by reference.

4   Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, filed as Exhibit 4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 (Commission File No. 000-00255) and incorporated herein by reference.

4.2   Voting Trust Agreement, dated as of March 3, 2017, a form of which is attached as Exhibit A to the Prospectus dated January 6, 2017, constituting a part of the Company's Registration Statement on Form S-1/A (Registration No. 333-214560), and incorporated herein by reference.

9   Voting Trust Agreement dated as of March 3, 2017, included at Exhibit 4.2 above.

10.1   Management Incentive Plan dated January 5, 2023 and effective January 1, 2022, filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022 (Commission File No. 000-002555) and incorporated herein by reference.*

10.2   Graybar Electric Company, Inc. Supplemental Benefit Plan, amended and restated, entered into between the Company and certain employees effective January 1, 2024, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (Commission File No. 000-00255) and incorporated herein by reference.*

10.3   Form of Deferral Agreement under Graybar Electric Company, Inc. Supplemental Benefit Plan filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 000-00255) and incorporated herein by reference.*

10.4   Graybar Long Term Incentive Plan filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission File No. 000-00255) and incorporated herein by reference.*

10.5   Form of Award Agreement under Graybar Long Term Incentive Plan filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (Commission File No. 000-00255) and incorporated herein by reference.*

10.6   Fifth Amendment to Credit Agreement, dated as of March 29, 2023, among the Company, as parent borrower, Graybar Canada Limited, as a borrower, the lenders party thereto, Bank of America, N.A., as Domestic Administrative Agent, Domestic Swing Line Lender and Domestic L/C Issuer and Bank of America, N.A., acting through its Canada Branch, as Canadian Administrative Agent, Canadian Swing Line Lender and Canadian L/C Issuer, filed as Exhibit 10 to the Company's Current Report on Form 8-K dated March 29, 2023 (Commission File No. 000-00255) and incorporated herein by reference.

10.7	Private Shelf Agreement, dated September 22, 2014, between the Company and Prudential Investment Management, Inc., filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 (Commission File No. 000-00255) and incorporated herein by reference.
10.8	Amendment No. 1 to Private Shelf Agreement, dated August 2, 2017, between the Company and PGIM, Inc. (formerly known as Prudential Investment Management, Inc.), filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 (Commission File No. 000-00255) and incorporated herein by reference.
10.9	Amendment No. 2 to Private Shelf Agreement, dated August 10, 2018, between the Company and PGIM, Inc., filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 (Commission File No. 000-00255) and incorporated herein by reference.
10.10	Amendment No. 3 to Private Shelf Agreement, dated July 29, 2020, between the Company and PGIM, Inc., filed as Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (Commission File No. 000-00255) and incorporated herein by reference.
10.11	Amendment No. 4 to Private Shelf Agreement, dated August 13, 2021, between the Company and PGIM, Inc. filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated August 13, 2021 (Commission File No. 000-00255) and incorporated herein by reference.
10.12	Amendment No. 5 to Private Shelf Agreement, dated July 20, 2023, between the Company and PGIM, Inc. filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (Commission File No. 000-00255) and incorporated herein by reference.
10.13	Amendment No. 3 to Private Shelf Agreement, dated August 13, 2021 among the Company and MetLife Investment Management, LLC (formerly known as MetLife Investment Advisors, LLC), MetLife Investment Management Limited and any MetLife affiliates filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated August 13, 2021 (Commission File No. 000-00255) and incorporated by reference.
21	List of subsidiaries of the Company
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - Principal Executive Officer.
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 - Principal Financial Officer.
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Executive Officer.
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Financial Officer.
101.INS	XBRL Instance Document - the instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL contained in Exhibit 101)
	* Compensation arrangement

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 14th day of March 2024.

GRAYBAR ELECTRIC COMPANY, INC.

By   /s/ K. M. Mazzarella
      (K. M. Mazzarella, Chairman of the Board, President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities indicated, on March 14, 2024.

/s/ K. M. Mazzarella (K. M. Mazzarella)	Director, Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ D. M. Meyer (D. M. Meyer)	Director, Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ D. A. Bender (D. A. Bender)	Director
/s/ D. E. DeSousa (D. E. DeSousa)	Director
/s/ M. W. Geekie (M. W. Geekie)	Director
/s/ R. H. Harvey (R. H. Harvey)	Director
/s/ W. P. Mansfield (W. P. Mansfield)	Director
/s/ D. G. Maxwell (D. G. Maxwell)	Director
/s/ B. L. Propst (B. L. Propst)	Director

MANAGEMENT TEAM FOR GRAYBAR DISTRICTS AND COMPANY SUBSIDIARIES AS OF APRIL 1, 2024

ATLANTA DISTRICT

William F. Seddon
District Vice President

Matthew C. Doolittle
Director, Electrical Sales

Regis J. Ganley
Director, Electrical Sales

John L. Lowther
Director, Comm/Data Sales

Antoine D. Jordan
Director, Operations

BOSTON DISTRICT

Todd M. McDonough
District Vice President

Bryan A. Hayes
Director, Electrical and
Industrial Sales

Brian J. Hegarty
Director, Operations

CALIFORNIA DISTRICT

Brad J. Lee
District Vice President

Michael J. Schneeweis
Director, Electrical and
Industrial Sales

David C. Turner
Director, Operations

Najam Chohan
Director, Finance

CHICAGO DISTRICT

Ellen S. Rebne
District Vice President

Matthew T. Stone
Director, Electrical Sales

David G. Bender
Director, Industrial Sales

Eric M. Ehnert
Director, Operations

Steven R. Bourbeau
Director, Finance

DALLAS DISTRICT

William H. Hoyt
District Vice President-Sales

Frank J. Slovacek
Director, Electrical and
Industrial Sales

Debra W. Boudreaux
Director, Comm/Data Sales

William Y. Boykin
Director, Electrical and
Industrial Sales

Walter Edney
Director, Operations

Dale R. Jensen
Director, Finance

Grady N. Norton
Director, Human Resources

MINNEAPOLIS DISTRICT

Alex J. Piwoschuk
District Vice President

Chad R. Goldsmith
Director, Comm/Data Sales

Shawn W. Koch
Director, Industrial Sales

Matthew N. Johnson
Director, Electrical Sales

Jennifer A. Yseth
Director, Operations

David W. Heimark
Director, Finance

Jeff Steely
Director, Human Resources

NEW YORK DISTRICT

Richard H. Harvey
District Vice President

James Montemarano
Director, Electrical and
Industrial Sales

Scott R. Kennedy
Director, Electrical Sales

Steven P. Shattuck
Director, Comm/Data Sales

James F. O'Kane
Director, Operations

Kyle D. Koch
Director, Finance

Sholanda P. Chipepo
Director, Human Resources

PITTSBURGH DISTRICT

Scott B. Neubauer
District Vice President

Walter V. Kaper
Director, Electrical and
Industrial Sales

Lawrence E. Smith
Director, Electrical Sales

Jason R. Berger
Director, Comm/Data Sales

J. Brett Felton
Director, Industrial Sales

Edward C. Deems
Director, Operations

Robert S. Podomnik
Director, Finance

Bryan C. Scott
Director, Human Resources

RICHMOND DISTRICT

Andrew E. Ciccone
District Vice President

Kurt D. Metting
Director, Electrical Sales

J.D. Henigman
Director, Electrical Sales

Jerry L. Eagle
Director, Comm/Data Sales

Harold T. Chassereau
Director, Industrial Sales

George R. Stark
Director, Operations

Roderick A. Morgan
Director, Finance

SEATTLE

Steven D. Breeden
District Vice President

Jonathan M. Rayment
Director, Electrical and
Industrial Sales

Derek W. Osborn
Director, Comm/Data Sales

Jared T. Friesen
Director, Operations

Ned Sahin
Director, Finance

ST. LOUIS DISTRICT

Andrew C. Ipson
District Vice President

William R. Wood
Director, Electrical Sales

James E. Ricker
Director, Industrial Sales

Dustin R. Greathouse
Director, Operations

J. Stuart Jaeger
Director, Finance

SOUTHWEST DISTRICT

Jeffrey A. Wanner
District Vice President

David E. Potts
Director, Comm/Data Sales

Richard J. Dressman
Director, Electrical and
Industrial Sales

Murry M. Rogers
Director, Operations

Karen Devries
Director, Human Resources

TAMPA DISTRICT

Robert W. Levine
District Vice President

Tyler J. Maggs
Director, Electrical and
Industrial Sales

Wendy L. Nelson
Director, Operations

Jerry W. Karch
Director, Finance

GRAYBAR CANADA

Jason C. Taylor
President

Peter D. Horncastle
Senior Vice President, Sales
and Marketing

Jason G. Brimner
Vice President, Controller
and Secretary

William J. Jones
Vice President, Central Region

Cory Morris
Vice President, Atlantic Region

Nicholas A. Malone
Vice President, Operations and
Supply Chain

Michael C. Ryan
Senior Director, Comm/Data
and Strategy

Michael B. Cartney
Regional Director West

Roberta J. Hood
Vice President, People
and Culture

ADVANTAGE INDUSTRIAL AUTOMATION

George F. Smith III
President

BLAZER ELECTRIC SUPPLY

Trevor M. Blazer
President

CAPE ELECTRICAL SUPPLY

Bryant L. Summers
President

CX CONNEXION

David M. Rosenstein
President

METRO ELECTRIC SUPPLY

Brett A. Vollrath
President

SHEPHERD ELECTRIC SUPPLY

Stuart L. Vogel
Chief Executive Officer

Bill L. Graham
President

SHINGLE & GIBB AUTOMATION

Brian S. Lepsis
Chief Executive Officer

Richard D. Slaugh
President

STEVEN ENGINEERING

Bryan J. Wolfgram
Chief Executive Officer

Paul E. Burk
President

VALIN CORPORATION

Joseph C. Nettemeyer
Chief Executive Officer

Anne M. Vranicic
President







Graybar Electric Company, Inc., 34 North Meramec Avenue, St. Louis, Missouri 63105 | graybar.com